Form 20-F
period 2005-05-31
APEX WEALTH ENTERPRISES LTD
filed 2005-11-30
CIK 1260625

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2005

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

Commission File Number: 333-110071

APEX WEALTH ENTERPRISES LIMITED

(Exact name of Registrant as specified in its charter)

Apex Wealth Enterprises Limited

(Translation of Registrant’s name into English)

Rooms 3505-06, 35th Floor

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(Address of Principal Executive Offices)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

__________________________

_______________________________________

__________________________

_______________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock_________________________________________

(Title of Class)

___________________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

_______________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 12,000,000 shares of common stock issued and outstanding

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [ X ] Yes  [  ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ X ] Item 17   [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ X ]Yes [  ] No

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3. KEY INFORMATION

5

SELECTED FINANCIAL DATA

5

RISK FACTORS

6

ITEM 4. INFORMATION ON THE COMPANY

9

HISTORY AND DEVELOPMENT OF THE COMPANY

9

BUSINESS OVERVIEW

10

ORGANIZATIONAL STRUCTURE

10

PROPERTY, PLANTS, AND EQUIPMENT

10

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

11

OPERATING RESULTS

11

LIQUIDITY AND CAPITAL RESOURCES

11

RESEARCH AND DEVELOPMENT

11

TREND INFORMATION

11

OFF-BALANCE SHEET ARRANGEMENTS

11

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

11

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

12

DIRECTORS AND SENIOR MANAGEMENT

12

COMPENSATION

15

BOARD PRACTICES

15

EMPLOYEES

15

SHARE OWNERSHIP

15

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

18

MAJOR SHAREHOLDERS

18

RELATED PARTY TRANSACTIONS

18

INTERESTS OF EXPERTS AND COUNSEL

18

ITEM 8. FINANCIAL INFORMATION

18

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

18

SIGNIFICANT CHANGES

19

ITEM 9. THE OFFER AND LISTING

19

HISTORICAL PRICE AND MARKET

19

ITEM 10. ADDITIONAL INFORMATION

19

MEMORANDUM AND ARTICLES OF ORGANIZATION

19

Directors

19

Rights of Shares

20

Meetings

20

Limitations on Ownership of Securities

20

Change in Control of Company

20

Ownership Threshold

21

Changes in Capital

21

MATERIAL CONTRACTS

21

EXCHANGE CONTROLS

21

TAXES

22

DOCUMENTS ON DISPLAY

24

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

24

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

24

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

24

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.  24

ITEM 15. CONTROLS AND PROCEDURES.

24

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

25

ITEM 16B. CODE OF ETHICS.

25

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

25

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

25

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.  25

ITEM 17. FINANCIAL STATEMENTS.

25

ITEM 18. FINANCIAL STATEMENTS.

35

ITEM 19. EXHIBITS.

35

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

N/A

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

N/A

ITEM 3.

KEY INFORMATION

Selected Financial Data

The Company was incorporated on April 8, 2002.  The following audited financial statements are for the 2003, 2004, and 2005 fiscal years.

	For the fiscal year ended May 31,
	2003	2004	2005

Revenue	$0	$0	$0

Loss from operations	(3,046)	(2,943)	(140,893)

Net loss	(3,046)	(2,943)	(140,893)

Total assets	100,256	94,267	54,656

Total liabilities	4,328	1,282	2,564

Net loss per share	0	0	(0.01)

Weighted average shares	1,468,493	10,000,000	11,161,644

Total Stockholders’ equity	95,928	92,985	52,092

Dividends per share	0	0	0

EXCEPT AS OTHERWISE SPECIFICALLY NOTED HEREIN, THE FOLLOWING RISK FACTORS AND OTHER DISCLOSURES RELATE TO THE STATUS OF THE COMPANY AND ITS OPERATIONS AS OF MAY 31, 2005.   SUBSEQUENT TO THE END OF THE FISCAL YEAR THE COMPANY COMPLETED A BUSINESS COMBINATION TRANSACTION, AS A RESULT OF WHICH, IT IS NO LONGER A DEVELOPMENT STAGE.  SEE ITEM 4- INFORMATION ON THE COMPANY – SUBSEQUENT EVENT FOR ADDITIONAL INFORMATION REGARDING THE BUSINESS COMBINATION TRANSACTION.

Risk Factors

THE COMPANY HAS NOT COMMENCED OPERATIONS AND IS IN A STAGE OF DEVELOPMENT.  IF THE COMPANY FAILS TO DEVELOP ITS BUSINESS, SHAREHOLDERS COULD LOSE THEIR ENTIRE INVESTMENT

         The Company was incorporated on April 8, 2002 and has not yet commenced its proposed business operations or realized any revenues. It has no operating history upon which an evaluation of its future prospects can be made. Such prospects must be considered in light of the substantial risks, expenses and difficulties encountered by new entrants into the competitive business advisory and management consulting industry. The Company is in a development stage and could fail before implementing its business plan. The Company expects to incur operating losses in future periods for the foreseeable future as it incurs significant expenses associated with developing its business in Hong Kong and China. The Company cannot guarantee that it will be successful in realizing revenue or achieving or sustaining positive cash flow in the future, and any such failure could have a material adverse effect on its business, financial condition and results of operations.

THE COMPANY’S SUCCESS DEPENDS ON ATTRACTING AND RETAINING QUALIFIED EMPLOYEES, THE FAILURE OF WHICH COULD RESULT IN A MATERIAL DECLINE IN REVENUES

         The Company is a professional services company, and its success and future growth depends on its ability to attract and retain qualified employees throughout its business and, in particular, experienced business advisors and management consultants. This is especially relevant, as most of the Company’s revenues will be generated from the professional services provided by its business advisors and consultants. Competition for qualified business advisors and management consultants in Hong Kong and China is intense. The Company will compete for its employees with many other companies, some of which will have greater financial and other resources. The Company may have difficulty recruiting and retaining sufficient numbers of qualified personnel, which could result in a material decline in its revenues.  In addition, increased compensation levels could materially and adversely affect the Company’s financial condition or results of operations.

THE COMPANY DEPENDS ON THE SERVICES OF A LIMITED NUMBER OF PERSONNEL WHO WOULD BE DIFFICULT TO REPLACE AND, IF NOT REPLACED, COULD MATERIALLY AND ADVERSELY IMPACT THE COMPANY’S PROFITABILITY

        The Company’s success depends significantly on the continued services of its senior management. In particular, the Company’s success depends on the continued efforts of Mr. Li Sze Tang, Chief Executive Officer and Chairman of the Board of Directors and Mr. Wilson Cheung, Chief Financial Officer and a Director. Mr. Li and Mr. Cheung have significant contacts with the Hong Kong business community and are crucial for the Company’s business development. Currently, the Company does not have any employment agreements with Mr. Li or Mr. Cheung and both may choose to leave employment with the Company at any time. Additionally, neither Mr. Li nor Mr. Cheung has entered into a non-compete or confidentiality agreement with the Company. Finally, the Company does not carry key-man life insurance policies for either Mr. Li or Mr. Cheung. There can be no assurance that either Mr. Li or Mr. Cheung will continue in their present capacities for any particular period of time. The loss of the services of Mr. Li or Mr. Cheung could materially and adversely affect the Company’s ability to attract clients and to employ and retain qualified business advisors and consultants, which would have an adverse impact on its profitability.

THE COMPANY’S BUSINESS STRATEGIES MAY NOT BE SUCCESSFUL, WHICH WOULD MATERIALLY AND ADVERSELY IMPACT ON ITS FINANCIAL CONDITION

         A key element of the Company’s strategy is dependant on the ability of its senior management to identify the business advisory needs of its prospective clients and developing business connections. Future growth will also depend upon many other factors, including (a) the recruitment and retention of qualified business and management consultants and other professional personnel; (b) the development of a solid client base and (c) the successful marketing of our professional services. If any one or more of the Company’s strategic elements are not achieved, its financial condition or results of operations could be materially and adversely affected.

MR. LI SZE TANG, A CURRENT STOCKHOLDER, CAN EXERCISE SUBSTANTIAL CONTROL OF THE COMPANY

        Mr. Li Sze Tang owns approximately 83.33% of the outstanding shares of the Company’s common stock. As a result, he has the ability to exercise substantial control over the Company’s affairs and to elect a sufficient number of directors to control the board of directors.

IF THE COMPANY IS NOT ABLE TO EXPAND ITS BUSINESS IN CHINA, IT MAY NOT BE ABLE TO COMPETE EFFECTIVELY

         The Company expects to expand its business and client base and be able to offer its services in China. This expansion will require significant management attention and financial resources. The Company’s ability to expand its services into the China markets will be limited by its ability to market to, and attract, Chinese clients. Accordingly, the Company expects to commit substantial time and development resources to developing the China market. These efforts may not be successful, and the Company may not be able to compete effectively in that market.

CHANGES IN HONG KONG'S POLITICAL AND LEGAL CONDITIONS COULD HARM THE COMPANY’S BUSINESS OPERATIONS

         Most of the Company’s assets and its initial business will be in Hong Kong, and it will conduct most of its business activities there. As a result, results of operations and financial condition of the Company may be especially influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. Hong Kong is a special administrative region of China, but it has its own legislature, legal and judicial system and economic autonomy until the year 2047. The Company does not expect that this autonomy will be altered. However, any changes in political, legal or other conditions in Hong Kong altering this autonomy could have an adverse effect on the Company’s business operations and revenue.

CHINA'S LEGAL SYSTEM HAS UNCERTAINTIES WHICH COULD HARM THE COMPANY’S FUTURE INTERESTS IN CHINA

         All of the Company’s future business projects and plans are expected to be located in China. As a consequence, the economic, political, legal and social conditions in China could have an adverse effect on the Company’s business, results of operations and financial condition. The legislative trend in China over the past decade has been to enhance the protection afforded to foreign investment and allow for more active control by foreign parties of foreign invested enterprises. There can be no assurance, however, that legislation directed towards promoting foreign investment will continue. More restrictive rules on foreign investment could adversely affect the Company’s ability to expand its operations into China or repatriate any profits earned there.

RESTRICTIONS ON CURRENCY EXCHANGE MAY LIMIT THE COMPANY’S ABILITY TO UTILIZE ITS REVENUES EFFECTIVELY

         Although the Chinese government introduced policies in 1996 to allow greater convertibility of the Renminbi, the unit of currency in China, significant restrictions still remain. The Company can provide no assurance that the Chinese government will not impose greater restrictions on the convertibility of the Renminbi. Because most of the Company’s future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may have an adverse impact on the Company’s future financial condition.

THE COMPANY HAS LIMITED REPORTING REQUIREMENTS UNDER THE SECURITIES EXCHANGE ACT OF 1934, WHICH MAKES IT LESS TRANSPARENT THAN A U.S. ISSUER

As a foreign private issuer, the rules and regulations under the Securities Exchange Act of 1934 provides the Company with certain exemptions. The Company is exempt from the rules prescribing the furnishing and content of proxy statements, and its officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions. Also, the Company is not required to publish financial statements as frequently, as promptly or containing the same information as United States companies. The result is that the Company will be less transparent than a U.S. issuer.

EARNINGS, IF ANY, WILL BE RETAINED AND THE COMPANY WILL NOT PAY DIVIDENDS FOR THE FORESEEABLE FUTURE

         The Company anticipates that earnings, if any, will be retained for the development of its business and that no cash dividends will be declared on its common stock for the foreseeable future.

THE COMPANY IS A BVI COMPANY AND ITS OFFICERS AND DIRECTORS RESIDE OUTSIDE THE UNITED STATES, THEREFORE, CERTAIN JUDGMENTS OBTAINED AGAINST THE COMPANY BY ITS SHAREHOLDERS MAY NOT BE ENFORCEABLE IN THE BVI

         The Company is a British Virgin Islands company. All of its officers and directors reside outside of the United States. All or substantially all of its assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce against it or these persons the United States federal securities laws, or to enforce judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

ONE OF THE COMPANY’S OFFICERS IS ALSO AN OFFICER IN COMPANIES WITH SIMILAR OPERATIONS, AND CONFLICTS OF INTEREST MAY ARISE

            Mr. Li Sze Tang serves as an officer in other companies and entities, including Media Century International Ltd., whose business is providing IT consultancy services and who intends to operate in the same territories in which the Company intends to operate. The Company must compete for Mr. Li's time. Conflicts of interest may also arise between Mr. Li's duties to the Company and the other companies and entities which could detract from his efforts on behalf of the Company.

THE COMPANY’S COMMON STOCK MAY BE SUBJECT TO PENNY STOCK REGULATION

The Company's securities may subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors.  For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000).  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

PRESENT MANAGEMENT AND STOCKHOLDERS MAY LOSE CONTROL OF THE COMPANY

The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company.  The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time.  Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

ITEM 4.

INFORMATION ON THE COMPANY

History and Development of the Company

The name of the Company is Apex Wealth Enterprises Limited.  It was incorporated in the British Virgin Islands in April of 2002 with an authorized capital of US$50,000 divided into 50,000 shares of common stock at US$1 par value and operates as a corporation under the International Business Companies Ordinance of 1984.  Its principal place of business is located at the following address:

Rooms 3505-06, 35th Floor

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

The phone number for its principal place of business is 852-2736-2111.

The Company is a development stage company whose significant activities consist of organization, the registering and offering of shares, and forming a subsidiary company in the PRC to apply for a consultancy license, and business development.

As of May 31, 2005, the Company had capital commitment of approximately US$129,000 in connection with establishment of a subsidiary in the People’s Republic of China.

Business Overview

On August 1, 2002, the authorized capital was subdivided into 500,000 shares of common stock at US$0.01 par value.  On May 12, 2003, the authorized capital was increased to US$1,000,000, which was divided into 100,000,000 shares of common stock at US$0.01 par value.

During the fiscal year ended May 31, 2005 the Company offered 2,000,000 new shares of common stock, par value of US$0.01 each, for sale to the public at an offering price of US$0.05 per common share by filing the Form F-1 with the Securities and Exchange Commission in the United States of America (the “US”).  The aforesaid public offer was completed on October 31, 2004.  In addition, the Company has its common stock quoted on the Over-The-Counter Bulletin Board in the US.

The Company is a development stage enterprise and has not yet generated any revenue during the reporting periods.  During the reporting periods, the activities of the Company were its organization, raising capital, developing a general business plan and completing the aforesaid public offering, forming a subsidiary company in the PRC to apply for a consultancy license, and business development.

Organizational Structure

The Company is not part of a group and has no subsidiaries.

Property, Plants, and Equipment

The company does not own any significant property or real estate but does own some office equipment and building improvements collectively worth approximately $21,606.

Subsequent Event

On September 12, 2005, subsequent to the end of its fiscal year, the Company acquired 50,000 shares of the issued and outstanding stock of China Safetech Holdings Limited, a British Virgin Islands corporation (“Safetech”).  The 50,000 shares of Safetech were acquired from the individual shareholders of Safetech in a share exchange transaction in return for the issuance of 8,138,000 shares of common stock of Apex.   The 50,000 shares of Safetech constitute 100% of its issued and outstanding stock, and as a result of the transaction, Safetech became a wholly-owned subsidiary of Apex.  Completion of the transaction resulted in a change in control of the Company.

Safetech is the registered beneficial owner of 100% of Golden Group Corporation (Shen Zhen) Limited (“Golden”).  Golden is a corporation incorporated in the People’s Republic of China (“PRC”) which is engaged in the business of the manufacturing and distribution of security and surveillance systems, which integrates development, manufacturing, marketing, and maintenance of digital video surveillance and network communication together.

The audited financial statements of Golden are attached as an exhibit to the Company’s report of Form 6-K/A which was filed with the U.S. Securities and Exchange Commission on October 14, 2005.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The Company is a development stage enterprise and has not yet generated any revenue during the reporting periods.  During the reporting periods, the sole activities of the Company were its organization, raising capital, developing a general business plan and completing a public offer.  General and administrative expenses for the years ended May 31, 2004 and 2005, consisted of general corporate administration, officer compensation, legal and professional expenses, and accounting and auditing costs. These expenses were $137,951, and $2,943 for 2005 and 2004, respectively.

Liquidity and Capital Resources

As of May 31, 2005, the Company had working capital of $30,486. Working capital consisted substantially of cash and cash equivalents. The management believes that the Company has sufficient cash to meet the anticipated needs of the Company’s operations through at least the next 12 months. However, there can be no assurances to that effect, as the Company has no significant revenues and its need for capital may change dramatically if it acquires an interest in a business opportunity during that period.

Research and Development

The Company did not conduct any research and development activities in the last three years.

Trend Information

N/A

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the names and ages of the officers and directors of the Company as of May 31, 2005.

NAME	AGE	POSITION

Li Sze Tang	46	CEO, Chairman

Wilson Cheung	30	CFO, Director

As discussed in Item 4 – INFORMATION ON THE COMPANY – Subsequent Event, on September 12, 2005, the Company completed a business combination transaction which resulted in a change of control.  As a result of the change of control, there was also a change in the officers and directors of the Company.

The following table sets forth the names and ages of the officers and directors of the Company as of November 30, 2005, the date of filing of this report on Form 20-F.

NAME	AGE	POSITION

Wu Jin Xu	35	Chief Financial Officer
Yang Yue Hua	40	Chief Technology Officer
Dong Lei Shi	41	Chief Marketing Officer
Tu Guo Shen	39	CEO and Director
Xiong Ling Feng	54	Director
Cui Jian Ping	35	Director
Lam Yan	27	Director
Chen Xing Hua	41	Director

Biographical Information

Officers and Directors as of May 31, 2005

 Mr. Li Sze Tang.   Mr. Li was the founder and an executive director of China Financial Industry Investment Fund Limited, an investment company listed on the Main Board of the Stock Exchange of Hong Kong Limited, and has been a director from July 4, 2002 to October 30, 2005. From 1999 to 2002 he was an executive and director of Thiz Technology Group Limited, an information technology company specializing in developing and providing Linux solutions, which he founded and which is listed on the Growth Enterprises Market of the Stock Exchange of Hong Kong Limited. He has worked in the banking and finance field and computer industries for more than eighteen years, with extensive experience in investment banking, fund management, venture capital financing and risk management. Mr. Li was the finance director of Carlingford Swire Assurance Group, a pension fund and insurance provider, and an associate director of HSBC Asset Management (Asia Pacific) Limited, a manager of unit trusts, pension funds and private assets, overseeing the management of eight principal departments. Mr. Li holds a Master's Degree in Science specializing in the management of New Ventures from the Imperial College of Science, Technology and Medicine, University of London, a Master's Degree in Economic Law from

Zhongshan University of the PRC and a PhD degree in International Finance Law from Peking University of the PRC. He is also a Fellow Member of Chartered Institute of Management Accountants (FCMA), the United Kingdom and the Hong Kong Society of Accountants (FHKSA) and an associate member of the Institute of Chartered Accountants of England and Wales, the United Kingdom (ACA).

Other than his position as Chief Executive Officer and Director of Apex Wealth Enterprises Ltd., Mr. Li Sze Tang is also employed as an executive director of First Asia Capital Investment Limited, being appointed on July 4, 2002. He is also currently a director of First Asia Finance Group Limited, First Asia Private Equity Investment Limited, First Asia Nominees Limited, First Asia International Holdings Limited, First Asia Capital Investment Limited, First Asia Asset Management Limited and iPacific Asset Management Limited and Media Century International Limited, being appointed on February 21, 1994, May 18, 1999, May 18, 1999, April 24, 2002, May 25, 2002, March 2, 2001 and July 18, 2002, respectively. All of these entities except Media Century International Limited are primarily engaged in services related to corporate finance.

Mr. Li is also the Chairman of the Board of Directors and Chief Executive Officer of Media Century International Limited ("Media Century"), whose business is to provide IT consultancy services and who intends to operate in the same territories in which we intend to operate. Media Century has filed a registration statement with the United States Securities and Exchange Commission on January 12, 2004. Mr. Li is the beneficial owner of 50% of the currently outstanding shares in Media Century.

Mr. Li and Ms. Wong Lap Woon (Mr. Li's wife) own 100% of the share capital of First Asia International Holdings Limited, which in turn owns 83% of the Company’s share capital, 100% of the share capital of First Asia Finance Group Limited and 20% of the share capital of First Asia Capital Investment Limited.

Mr. Wilson Cheung.  Mr. Cheung has gained more than five years' working experience in the investment banking and corporate finance areas. He began his employment on December 2001 with and has been the Associate Director at First Asia Finance Group Limited until August 10, 2005 .. Mr. Cheung worked as an Executive with Oriental Patron Asia Limited, an investment bank specializing in corporate finance from September, 1999 to September 2000, as an Assistant Manager with Kingsway Capital Limited, an investment bank specializing in corporate finance from October 2000 to May 2001 and as a Manager with Core Pacific - Yamaichi International (H.K.) Limited in Hong Kong from June 2001 to November 2001, engaging in the provision of corporate finance, financial advisory, and securities placement and underwriting services. During the course of his employment, Mr. Cheung successfully assisted a number of companies to list on both the Main Board and GEM board of the Stock Exchange of Hong Kong Limited. Mr. Cheung holds a Bachelor of Business degree from Swinburne University of Technology, Melbourne of Australia.

Current Officers and Directors as of November 30, 2005

Mr. Wu Jin Xu.  Mr. Wu is the Chief Financial Officer of the Company.  He has experience in financial activities of corporations.  From 1994 to 2004, he worked as a financial manager for an optical storage company.  He supervised financial statements, financing activities, capital allocation, and internal controls.  From 2004 to 2005, Mr. Wu was the Chief Financial Officer of Golden Group Corporation (Shen Zhen) Ltd.  Here, he supervised financial statements analysis, budgeting, internal control, and auditing.

Mr. Yang Yue Hua.  Mr. Yang is the Chief Technology Officer of the Company.  He has experience in surveillance systems.  For at least the last five years, Mr. Yang has worked as the Chief Technology Officer of Golden Group Corporation (Shen Zhen) Ltd., where he is responsible for supervising the research and development activities, technical support and production.

Mr. Dong Lei Shi.  Mr. Dong is the Chief Marketing Officer of the Company.  He has experience in marketing of technology.  From 2000-2002, he was a Branch Manager & Chief Regional Manager and was responsible for supervising branch operation, marketing, and business development activities.  From 2002-2005, Mr. Dong acted as Chief Marketing Officer.  He supervised the marketing activities and market development procedures.

Mr. Tu Guo Shen.  Mr. Tu is the Chief Executive Officer and a director of the Company.  He has experience in surveillance and technology.  From 1999 to 2001, he served as Chief Executive Officer of Zhongshan Golden Grains Industry Limited and as President of Jiangxi Golden Group Limited.  From 2001 to 2005, Mr. Tu was the Chief Executive Officer and Secretary of Golden Group Corporation (Shen Zhen) Limited.

Mr. Xiong Ling Feng.  Mr. Xiong is a director of the Company.  For more than five years, he has served as the Vice President of Golden Group Corporation (Shen Zhen) Limited.  He supervises many aspects of the company and its products.

Ms. Cui Jian Ping.  Ms. Cui is a director of the Company.  For over five years, she has served as the manager of a foods company.  She has been responsible for the importing and exporting duties of the firm.

Ms. Lam Yan.  Ms. Lam is a director of the Company.  She has extensive accounting and financial experience.  She received degrees in financing and accounting from Indian University at Bloomington in 2002.  During 2003, Ms. Lam assisted in providing consulting services and implementing auditing programs for large Japanese clients.  From 2004 to 2005, she worked as an analyst, preparing comprehensive investment proposals for key decision makers and assisted in making decisions.  From 2005 to the present, Ms. Lam performed due diligence reviews and assisted senior managers with the listing process.  Ms. Lam assists the President in international business development and investor relations.

Mr. Chen Xing Hua.  Mr. Chen is a director of the Company.  He has experience in technology companies.  From 1998 to 2001, he was President and General Manager of a technology company, where he was responsible for the firm’s overall strategic planning, operation, and business development.  From 2002 to 2005, Mr. Chen served as Vice President of the Golden Group Corporation.  He assists the president in decision making, supervising overall operations, and marketing activities.

Compensation

No officers or directors of the Company received compensation for services to the Company from the date of inception through May 31, 2005.  Although there is no current compensation plan, it is possible that, as the Company’s business develops, it may adopt a plan to pay its directors and/or officers compensation for services rendered to implement its business plan.  The Company’s directors and officers are not currently subject to any service or employment contract with the Company. The Company has no stock option plan, retirement scheme, incentive programs, pension or profit sharing programs for the benefit of our director and officers; however, the board of directors may adopt one or more of these programs in the future.

Board Practices

The directors will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There are no arrangements to provide compensation to officers and directors upon termination of employment.

The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.

Employees

The Company has two employees as of May 31st, 2005 ..

Share Ownership

The following table sets forth, as of May 31, 2005, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.

Name	Number of Shares	Percent of Class

Li Sze Tang (2)	10,000,000 (1)	83%

Wilson Cheung (2)	0	0

All Officers and Directors as a Group (2 in number)	10,000,000	83%

(1)

These shares are held of record by First Asia international Holdings Limited, of which Mr. Li Sze Tang owns 50%, and his wife, Ms. Wong Lap Woon, owns 50%. Mr. Li Sze Tang is the Company’s CEO and Chairman of the Board. The principal business address of First Asia International Holdings Limited is at Rooms 3505-06, 35th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong SAR.

(2)

Person is an officer, director or both.

The following table sets forth, as of the November 30, 2005, the date of filing of this report, and following the change of control described in Item 4 – INFORMATION ON THE COMPANY – Subsequent Event, the stock ownership of each executive officer of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned	Percent of Class

Whitehorse Technology Ltd. 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	11,000,000	51.03%

Li Zhi Qun 268-1-2-501, Hongdu Avenue Central Dong Hu District Nanchang, Jiangxi, P.R.C	2,627,500	12.19%

Tu Guo Shen(1) 268-1-2-501, Hongdu Avenue Central Dong Hu District Nanchang, Jiangxi, P.R.C	13,627,500(2)	63.22%

Chen Xing Hua(1) No.401, Building 1 31 Qu Bao Cheng Bao An District Shenzhen, Guangdong. P.R.C	500,000	2.32%

Song Yang No.5002, Hong Li Xi Road Fu Tian District Shenzhen, Guangdong, P.R.C	2,290,000	10.62%

Xiong Ling Feng(1) 202 Unit 2, Building 37, Block 5 Dormitory of Nanchang Airplane Manufacture Corporation Qing Yun Pu District Nanchang, Jiangxi, P.R.C	60,000	0.28%

First Asia International Holdings Ltd. c/o Room 3505-6 Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	1,138,000	5.28%

Wu Jin Xu(1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

Yang Yue Hua (1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

Dong Lei Shi(1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

Cui Jian Ping(1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

Lam Yan(1) 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028	0	0%

All Officers and Directors as a Group (8 in number)	18,687,500 (3)	86.68%

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table illustrates all of the shareholders who own 5% or more of the Company’s issued and outstanding shares.

Name	Number of Shares	Percent of Class

Li Sze Tang (1)(2)	10,000,000	83%

(1) The person is an officer, a director or both.

(2) These shares are held of record by First Asia international Holdings      Limited, of which Mr. Li Sze Tang owns 50% and his wife Ms. Wong Lap Woon owns 50%. Mr. Li Sze Tang is our CEO and Chairman of the Board. The principal business address of First Asia International Holdings Limited is at Rooms 3505-06, 35th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong SAR.

All shares have identical voting rights.

All of the major shareholders of the Company live and work outside of the United States.

Related Party Transactions

During the year ended May 31, 2005, the Company paid office rentals and other outgoings to a related company controlled by a director and a major beneficial stockholder of the Company, in connection with the sharing of office premises.  The payments are agreed at one-tenth of the actual costs incurred by this related company.

	Period from April 8, 2002 (date of incorporation to May 31, 2005)	Year ended May 31, 2005	Year ended May 31, 2004
	US$	US$	US$

Rentals and other outgoings paid	13,263	13,263	-

Interests of Experts and Counsel

No expert or counsel is paid on a contingent basis or owns interests in the Company.

ITEM 8.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the Company, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

The Yuan Renminbi (“RMB”) of the People’s Republic of China has been determined to be the functional currency of the Company. There were no material gains or losses recognized as a result of translating foreign currencies to the U.S. dollar due to the stability of the RMB currency through December 31, 2004. No assurance however, can be given as to the future valuation of the foreign currencies and how further movements in the foreign currencies could affect future earnings of the Company.

From time to time, the Company has disputes that arise in the ordinary course of its business. Currently, according to management, there are no material legal proceedings to which the Company is party of, or to which any of their property is subject, that will have a material adverse effect on the Company's financial condition.

The financial statements are found in Item 17.

Significant Changes

The Company had no significant financial changes during the 2005 fiscal year.

ITEM 9.

THE OFFER AND LISTING

Historical Price and Market

Although the stock of the Company is listed on the OTC Bulletin Board, no public market for the stock exists.

ITEM 10.

ADDITIONAL INFORMATION

Memorandum and Articles of Organization

The Company filed its Memorandum and Articles of Organization with the British Virgin Islands on April 8, 2002.

Directors

A director may vote on a transaction, proposal or contract in which he is materially interested as long as his interest is disclosed in good faith and known by the other directors.  A director who has an interest in any particular business to be considered at a meeting of directors may be counted for purposes of determining whether the meeting is duly constituted.

With the prior or subsequent approval by a resolution of the members, directors may fix their compensation for services rendered to the Company.

By a resolution of directors, the directors may exercise all the powers of the Company to borrow money, mortgage its property, issue debentures, and issue stock or other securities for any debt, liability or obligation of the Company.

A director may resign or retire from the Company at any time.  The director must give written notice of his resignation to the Company. There is no share requirement to be a director.  Directors are elected for a term to be determined by the members.  The Company currently does not have a staggered election of directors.

Rights of Shares

Each share holds one vote on all matters voted on by stockholders.  There is no cumulative voting in the election of directors.  A stockholder owning more than fifty percent (50%) of the shares of the Company is able to elect all of the directors of the Company.  Stockholders are entitled to receive dividends if or when the Board declares dividends out of funds legally available.  In the event of liquidation, dissolution or winding up of the Company, stockholders are entitled to share pro rata in all assets remaining after payment of the liabilities of the Company and after payment to any shares that have preference over the common stock.  Shareholders have no conversion, preemption, subscription or redemption rights.  All outstanding shares of common stock are fully paid and nonassessable.  Rights of shares may be amended only by complying with the law of the British Virgin Islands.

Meetings

The directors may convene meetings at such times and in such manner and places as the directors consider necessary or desirable.  Members holding ten percent (10%) or more of the outstanding voting shares can request, in writing, that the directors convene a meeting of members.  No less than seven days notice of meetings is required to be given to members.  However, a meeting may be called on short notice if members holding not less than ninety percent (90%) of the total shares entitled to vote or ninety percent (90%) of the votes of each class together with not less than ninety percent (90%) of the remaining votes have agreed to short notice of the meeting.  A short notice meeting may also be called if all members holding shares entitled to vote at the meeting have waived notice of the meeting.  The directors may fix the date of notice as the record date for determining which shares are entitled to vote at the meeting.  The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received notice does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.  A written instrument giving the proxy such authority must be produced at the place appointed for the meeting before the time for holding the meeting.

A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty percent (50%) of the votes of the shares or class of shares entitled to vote on resolutions to be considered at the meeting.

Limitations on Ownership of Securities

There are no limitations on the right to own securities imposed by foreign law or by the Memorandum and Articles of Association of the Company.

Change in Control of Company

No provision of the Company's Memorandum and Articles of Association would have the effect of delaying, deferring, or preventing a change in control of the Company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

The Company may, by a resolution of directors, amend the Memorandum and Articles of Association to increase or decrease its authorized capital, the number of authorized but unissued shares, or the par value of such shares.  However, no reduction of capital may occur if it reduces the capital of the Company to an amount that is less than the aggregate par value of all outstanding shares and all shares with par value held by the Company.  Further, the Company must be able to satisfy its liabilities in the ordinary course of business after the reduction in capital.

Material Contracts

The Company has no material contracts.

Exchange Controls

BVI AND HONG KONG

There are no material exchange controls restrictions on payment of dividends, interest or other payment to the holders of the Company’s common stock or on the conduct of its operations either in Hong Kong, where its principal executive offices are located, or the BVI, where it is incorporated. There are no material BVI laws which impose any material exchange controls on the Company or that affect the payment of dividends, interest or other payment to nonresident holders of its common stock. BVI law and the Company’s Memorandum and Articles of Association impose no material limitations on the right of non-residents or foreign owners to hold or vote the Company’s common stock.

         CHINA

China imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People's Bank of China ("PBOC") publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on April 1, 1996 and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of

Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, Article 5, which provides that the Chinese Government shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for different types of foreign exchange transactions, and the permitted scope of receipts and expenditures for such accounts is limited to the type of foreign exchange transactions designated for such accounts. In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

Currently, foreign investment enterprises ("FIEs") are required to apply to the SAFE for foreign exchange registration certificates. These certificates are subject to review and renewal by the SAFE on an annual basis, Once an FIE obtains this certificate or a foreign exchange sales notice from the SAFE (which is obtained on a transaction-by-transaction basis), upon fulfilling certain other conditions, the FIE may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

Taxes

THE FOLLOWING IS A SUMMARY OF THE MATERIAL BVI AND UNITED STATES

FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY’S COMMON STOCK BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS RERPORT, ALL OF WHICH ARE SUBJECT TO CHANGE. THIS SUMMARY DOES NOT DEAL WITH ALL POSSIBLE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE COMPANY’S COMMON STOCK, SUCH AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS.

BRITISH VIRGIN ISLANDS TAXATION

         Currently, there is no income tax treaty or convention in effect between the United States and the BVI.

         Pursuant to the International Business Companies Act of the British Virgin Islands in effect as of the date of this prospectus, holders of common stock who are not residents of the BVI are exempt from BVI income tax on dividends paid with respect to the common stock, and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares. The BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

         There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated under the International Business Companies Act. In addition, transfers of the common stock of a BVI company is not subject to transfer taxes, stamp duties or similar charges or levies.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion addresses the material United States federal income tax consequences of the ownership and disposition of common stock that are held as a capital asset by a "U.S. Investor." A "U.S. Investor" means a person who or that is any of the following:

(1)

a citizen or resident of the United States,

(2)

a corporation  or  partnership  created or organized in or under the laws of the United  States or any  political  subdivision thereof,

(3)

an estate the income of which is subject to U.S. federal income taxation regardless of its source,

(4)

a trust that is subject to the  supervision  of a court within the United States and the control of one or more U.S.  persons, or

(5)

a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

         This discussion assumes that any dividends will be payable, and sales and exchanges of shares of common stock will be effected, in U.S. dollars. This summary does not address the United States federal income tax treatment of the following types of investors, each of whom may be subject to tax rules that differ significantly from those summarized below:

(1)

life insurance companies,

(2)

tax-exempt investors,

(3)

banks,

(4)

broker-dealers,

(5)

persons who or that hold 10% or more our voting shares,

(6)

persons who or that hold our common stock as part of a straddle,

         hedging, integrated or conversion transaction, or

(7)

persons whose "functional currency" is not the U.S. dollar.

         The tax law upon which this discussion is based is subject to change at any time, and any change may be applied retroactively in a manner that could adversely affect shareholders. The Internal Revenue Service could take different positions concerning the tax consequences of ownership and disposition of shares of common share discussed below and such positions could be sustained. Shareholders are advised to consult their own tax adviser with respect to the particular consequences to them of owning a common share, and with respect to the effects of state, local or foreign tax laws to which they may be subject.

Documents on Display

The documents described herein may be inspected at the principal executive offices of the Company, Rooms 3505-06, 35th Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, during normal business hours.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company deposits surplus funds with a Hong Kong chartered bank or U.S. bank earning daily interest.  The Company does not invest in any instruments for trading purposes.  The Company is not sensitive to fluctuations in exchange rates and does not have any long-term debt instruments.  The trade accounts due and trade accounts payable for the Company approximate fair value.

For financial reporting purposes, Hong Kong currency has been translated into United States dollars as the reporting currency.  Assets and liabilities are translated at the exchange rate in effect at period end.  Income statement accounts are translated at the average rate of exchange prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments”.  Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses).  Foreign currency translation adjustments in the reporting periods were not material.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable

ITEM 13.

 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

There have been no material changes in the rights of the shareholders of the Company.

ITEM 15.

CONTROLS AND PROCEDURES.

With the participation of management, the Company’s chief executive officer and chief financial officer evaluated the Company’s disclosure controls and procedures on May 31, 2005. Based on this evaluation, the chief executive officer and the chief financial officer concluded that the disclosure controls and procedures are effective in connection with the Company’s filing of its annual report on Form 20 for the year ended May 31, 2005.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT.

Due to the fact the Company has no active operations and its assets consist entirely of cash, the board of directors determined that it is not necessary or practical for the Company to establish an audit committee, recruit a financial expert to serve on the board, or adopt a code of ethics applicable to its chief executive and financial officers.

ITEM 16B.

CODE OF ETHICS.

The Company has not adopted a code of ethics that applies to the Company’s chief executive officer because it feels that such code is not needed, as discussed above.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PKF, the Company’s principal accountant, for the audit of the Company’s annual financial statement and review of financial statements included in the Company’s 10-QSB reports and services normally provided by the accountant in connection with statutory and regulatory filings or engagements were $2,642 for fiscal year 2005 and $1,320 for fiscal year 2004.

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements that are not reported above were $0 for fiscal year ended 2004 and $0 for fiscal year ended 2005.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Neither the Company nor any affiliated purchaser purchased any of the Company's common shares during the year ended May 31, 2005.

ITEM 17.

FINANCIAL STATEMENTS.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Apex Wealth Enterprises Limited

(A Development Stage Company)

We have audited the accompanying balance sheets of Apex Wealth Enterprises Limited (a development stage company) (the “Company”) as of May 31, 2005 and 2004 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years ended May 31, 2005 and 2004 and for the period from April 8, 2002 (date of incorporation) to May 31, 2005. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended May 31, 2005 and 2004 and for the period from April 8, 2002 (date of incorporation) to May 31, 2005 in conformity with U.S. generally accepted accounting principles.

PKF

Certified Public Accountants

Hong Kong

September 23, 2005

APEX WEALTH ENTERPRISES LIMITED

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

		At May 31,
	Note	2005	2004
		US$	US$

ASSETS

Current assets

Cash and cash equivalents	1	33,050	94,267

Property and equipment	3	21,606	-

Total assets		54,656	94,267

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities

Accrued expenses		2,564	1,282

Total liabilities		2,564	1,282

Commitments and contingencies	5

Stockholders’ equity

Common stock, US$0.01 par value :

100,000,000 shares authorized

12,000,000 and 10,000,000 shares issued and outstanding at May 31, 2005 and 2004, respectively
		120,000	100,000

Additional paid-in capital		80,000	-

Deficit accumulated during the development stage		(147,908)	(7,015)

Total stockholders’ equity		52,092	92,985

Total liabilities and stockholders’ equity		54,656	94,267

APEX WEALTH ENTERPRISES LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

		Period from April 8, 2002 (date of incorporation) to May 31, 2005

			Year ended May 31, 2005	Year ended May 31, 2004
	Note
		US$	US$	US$

Revenue		-	-	-

Expenses

Formation expenses		1,026	-	-

Depreciation		2,942	2,942	-

General and administrative expenses		143,940	137,951	2,943

Loss before income taxes		(147,908)	(140,893)	(2,943)

Income taxes	2	-	-	-

Net loss		(147,908)	(140,893)	(2,943)

Net loss per common share :	4

Basic and diluted		(0.02)	(0.01)	(0.00)

Weighted average shares :

Basic and diluted		7,243,690	11,161,644	10,000,000

APEX WEALTH ENTERPRISES LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

			Additional paid-in capital	Deficit accumulated during the development stage

	Common stock
	No. of shares	Amount
					Total
		US$	US$	US$	US$
Issuance of common stock on April 8, 2002	10,000	10,000	-	-	10,000

Less : Amounts due from stockholder for issuance of common stock	-	(10,000)	-	-	(10,000)

Net loss	-	-	-	(1,026)	(1,026)

Balance, May 31, 2002	10,000	-	-	(1,026)	(1,026)

Sub-division of common stock :
on August 1, 2002	90,000	-	-	-	-
on May 12, 2003	900,000	-	-	-	-

Payment of amount due from stockholder	-	10,000	-	-	10,000

Issuance of common stock on May 12, 2003	9,000,000	90,000	-	-	90,000

Net loss	-	-	-	(3,046)	(3,046)

Balance, May 31, 2003	10,000,000	100,000	-	(4,072)	95,928

Net loss	-	-	-	(2,943)	(2,943)

Balance, May 31, 2004	10,000,000	100,000	-	(7,015)	92,985

Issuance of common stock
on October 31, 2004	2,000,000	20,000	80,000	-	100,000

Net loss	-	-	-	(140,893)	(140,893)

Balance, May 31, 2005	12,000,000	120,000	80,000	(147,908)	52,092

APEX WEALTH ENTERPRISES LIMITED

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Period from April 8, 2002 (date of Incorp.) to May 31, 2005

		Year ended May 31, 2005	Year ended May 31, 2004

	US$	US$	US$

Cash flows from operating activities:

Net loss	(147,908)	(140,893)	(2,943)

Adjustment to reconcile net loss to net cash used in operating activities:

Depreciation	2,942	2,942	-

Changes in liabilities:

Increase in accrued expenses	2,564	1,282	-

Net cash used in operating activities	(142,402)	(136,669)	(2,943)

Cash flows from investing activities:

Purchase of property and equipment	(24,548)	(24,548)	-

Net cash used in investing activities	(24,548)	(24,548)	-

Cash flows from financing activities :

Proceeds from issuance of common stock	200,000	100,000	-

Advance from a director	3,046	-	-

Repayment to a director	(3,046)	-	(3,046)

Net cash provided by (used in) financing activities	200,000	100,000	(3,046)

Net change in cash and cash equivalents	33,050	(61,217)	(5,989)

Cash and cash equivalents, beginning of period	-	94,267	100,256

Cash and cash equivalents, end of period	33,050	33,050	94,267

Cash paid for :
Interest paid	-	-	-
Income taxes paid	-	-	-

APEX WEALTH ENTERPRISES LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.

Nature of business and significant accounting policies

Corporate information and basis of presentation

Apex Wealth Enterprises Limited (“the Company”) was incorporated under the International Business Companies Act of the British Virgin Islands on April 8, 2002 as a company with limited liability with authorised capital of US$50,000 divided into 50,000 shares of common stock at US$1 par value.

On August 1, 2002, the authorized capital was subdivided into 500,000 shares of common stock at US$0.01 par value.  On May 12, 2003, the authorised capital was increased to US$1,000,000 divided into 100,000,000 shares of common stock at US$0.01 par value.

During the year ended May 31, 2005 the Company offered 2,000,000 new shares of common stock, par value of US$0.01 each for sale to the public at an offering price of US$0.05 per common share by filing the Form F-1 with the Securities and Exchange Commission in the United States of America (the “US”).  The aforesaid public offer was completed on October 31, 2004.  In addition, the Company has its common stock quoted on the Over-The-Counter Bulletin Board in the US.

The Company is a development stage enterprise and has not yet generated any revenue during the reporting periods.  During the reporting periods, the sole activities of the Company were its organization, raising capital, developing a general business plan and completing the aforesaid public offer.

Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

Income taxes

The Company accounts for income tax under the provisions of Statement of Financial Accounting Standard No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns.  Deferred income taxes are recognised for all significant temporary differences between tax and financial statements bases of assets and liabilities.  Deferred tax assets are reflected at the net realizable value.

Property and equipment

Property and equipment is stated at the lower of cost or estimated net realizable values and is depreciated using straight-line method over its estimated useful life of five years.  Maintenance and repairs are charged to operations as incurred.  Betterments of a major nature are capitalized.  When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Foreign currency translation and transactions

The Company uses Hong Kong dollars (“HK$”) as the functional currency.  Transactions denominated in currencies other than HK$ are translated into HK$ at the applicable rates of exchange prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in other currencies are translated into HK$ at rates of exchange at the balance sheet dates.  Exchange gains or losses arising from changes in exchange rates subsequent to the transactions dates for monetary assets and liabilities denominated in other currencies are included in the determination of net income for the respective period.

For financial reporting purposes, HK$ has been translated into United States dollars (“US$”) as the reporting currency.  Assets and liabilities are translated at the exchange rate in effect at period end.  Income statement accounts are translated at the average rate of exchange prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments”.  Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses).  During the reporting periods, no foreign currency translation adjustments have been made as the exchange rate between US$ and HK$ was pegged at US$1 = HK$7.8.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2004, the FASB issued a revised Statement 123 (“SFAS 123R”), “Accounting for Stock-Based Compensation” requiring public entities to measure the cost of employee services received in exchange for an award of equity instruments based on grant date fair value. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award – usually the vesting period.  The effective date for this statement is as of the beginning of the next fiscal year that begins after June 15, 2005 (after December 15, 2005 for small business filers).

In May 2005, the FASB issued a SFAS 154, “Accounting Changes and Error Corrections” to replace APB Opinion No. 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements” requiring retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  The effective date for this statement is for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

The Company does not anticipate that the adoption of these two standards will have a material impact on these financial statements.

2.

Income taxes

	Year ended	Year ended
A reconciliation of income taxes is as follows :	May 31, 2005	May 31, 2004

Loss before income taxes	(140,893)	(2,943)

Expected benefit at Hong Kong profits tax rate of 17.5%	(24,656)	(515)

Tax effect of non-deductible expense	24,656	515

	-	-

At May 31, 2005, the Company did not have any temporary differences.

3.

Property and equipment

	At May 31,
	2005	2004

Building improvements	15,626	-

Office equipment	8,922	-

Total	24,548	-

Accumulated depreciation	(2,942)	-

Total	21,606	-

4.

Net loss per common share

Net loss per common share is calculated on the basis of the weighted average number of common shares outstanding during the reporting periods.

5.

Commitments and contingencies

As of May 31, 2005, the Company had capital commitment of approximately US$129,000 in connection with establishment of a subsidiary in the People’s Republic of China (the “PRC”).

6.

Concentrations of Credit Risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk.

7.

Related Party Transactions

On April 23, 2004, a related company controlled by a director and a major beneficial stockholder of the Company (the “Director and Stockholder”) entered into an operating lease arrangement for office premises in the PRC on behalf of the Company.  The lease term of this arrangement is two years commencing from June 1, 2004.

During the year ended May 31, 2005, the Company paid office rentals, rates and building management fee to a related company controlled by the Director and Stockholder, in connection with the sharing of office premises in Hong Kong.  The payments have been agreed at one-tenth of the actual costs incurred by this related company.

During the reporting periods, the Director and Stockholder made advances to the Company and the advances were fully repaid.

The aforementioned transactions are summarized as below:

	Period from April 8, 2002 (date of incorporation to May 31, 2005)	Year ended May 31, 2005	Year ended May 31, 2004
	US$	US$	US$

Rentals paid for office premises in the PRC	25,659	25,659	-

Rentals, rates and building management fee paid for office premises in Hong Kong	13,263	13,263	-

Advances from the Director and Stockholder	3,046	-	-

Repayment to the Director and Stockholder	3,046	-	3,046

8.

Post balance sheet events

On July 22, 2005, the Company entered into an agreement for share exchange with China Safetech Holdings Ltd, a British Virgin Islands corporation (“Safetech”), and all of its shareholders (the “Shareholders”) (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, the Company shall acquire 50,000 shares of Safetech (representing all the issued and outstanding common stock of Safetech) from the Shareholders and shall issue a total of 8,138,000 shares of its common stock (the “Exchange Shares”) in exchange for 50,000 shares of Safetech.

Safetech is a registered beneficial owner of 100% of Golden Group Corporation (Shen Zhen) Ltd. (“Golden”).  Golden is a corporation established in the People’s Republic of China engaged in the business of the manufacturing and distribution of security and surveillance system, which integrates development, manufacturing, marketing and maintenance of digital video surveillance and network communication together.

Pursuant to the Exchange Agreement, the Exchange Shares will not be registered under the Securities Act, but will be issued pursuant to applicable exemptions from such registration requirements for transaction not involving a public offering and/or for transactions which constitute “offshore transactions” as defined in Regulation S under the Securities Act of 1933.  Accordingly, the Exchange Shares will constitute “restricted shares” for the purpose of the Securities Act.

As part of the Exchange Agreement, the Company shall issue 1,120,000 shares and 300,000 restricted shares of its common stock to certain consultants as compensation for the consulting services provided pursuant to various consulting agreements. The said 1,120,000 shares will be registered pursuant to Registration Statement on Form S-8 whilst the 300,000 restricted shares will be restricted pursuant to SEC Rule 144 and as such, will bear a restrictive legend or other restrictions on transfer or resale.

In connection with the Exchange Agreement, a stock purchase agreement was entered into between the Company, Whitehorse Technology Limited (“Whitehorse”) (a major shareholder of Safetech) and First Asia International Holdings Limited (“FAIHL”), a major stockholder of the Company, whereby FAIHL shall sell 8,862,000 shares of the issued and outstanding common stock of the Company to Whitehorse at a consideration of US$850,000.

The aforementioned transactions constitute a reverse takeover transaction and were completed on September 12, 2005 and thereafter the Company had a change of control of stockholders. Further the Company ended its development stage and commenced to engage in the manufacturing and distribution of security and surveillance system.

ITEM 18.

FINANCIAL STATEMENTS.

Not applicable

ITEM 19.

EXHIBITS.

Not applicable.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

APEX WEALTH ENTERPRISES LIMITED

By: /s/ Tu Guo Shen

    Chief Executive Officer and Chairman

36