Form 20-F/A
period 2005-05-31
APEX WEALTH ENTERPRISES LTD
filed 2005-12-09
CIK 1260625

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

ITEM 18.

FINANCIAL STATEMENTS.

ITEM 19.

EXHIBITS.

31.1         Certification of Chief Executive Officer Pursuant to Rule 13a-4(a)/15d-14(a).

31.2         Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

32.1         Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.

32.2         Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

APEX WEALTH ENTERPRISES LIMITED

By: /s/ Tu Guo Shen

    Chief Executive Officer and Chairman

Date: December 9, 2005

36