Form 20-F
period 2005-09-12
CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
filed 2006-06-14
CIK 1260625

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended___________________________________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to ______

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Event Requiring this Shell Company Report: September 12, 2005

Commission file number 000-50917

China Security & Surveillance Technology, Inc.
(Formerly Apex Wealth Enterprises Limited)
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

4/F, East 3/B, Saige Science & Technology Park Huaqiang, Shenzhen, China 518028
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common stock, US $0.01 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

21,558,000 shares of Common Stock, US $0.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
☐ Large Accelerated Filer    ☐ Accelerated Filer    ☒ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.
☒ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes  ☐ No

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	61
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	61
ITEM 17.	FINANCIAL STATEMENTS.	62
ITEM 19.	EXHIBITS.

INTRODUCTION

China Security & Surveillance Technology Inc., formerly, Apex Wealth Enterprises Limited, a British Virgin Islands (“BVI”) corporation (the “Company”), was incorporated on April 8, 2002. On September 12, 2005, the Company acquired 50,000 shares of the issued and outstanding capital stock of China Safetech Holdings Limited, a BVI corporation (“Safetech”), constituting all of the issued and outstanding capital stock of Safetech. The 50,000 shares of Safetech were acquired from the individual shareholders of Safetech in a share exchange transaction in return for the issuance of 8,138,000 shares of the Company’s common stock. As a result of the transaction, Safetech became a wholly owned subsidiary of the Company. On the same date, Whitehorse Technology Ltd., the largest shareholder of Safetech, purchased a total of 8,862,000 shares of the issued and outstanding common stock of the Company. Completion of these transaction (the “Reverse Acquisition”) resulted in a change in control of the Company. The Company changed its name to China Security & Surveillance Technology Inc. in February 2006.

Safetech is the registered beneficial owner of 100% of Golden Group Corporation (Shenzhen) Limited (“Golden”). Golden is a corporation incorporated in the People’s Republic of China (“PRC” or “China”) which is engaged in the business of manufacturing, distributing, installing and maintaining security and surveillance systems.

The Company was a shell company prior to the Reverse Acquisition. Since, as a result of the Reverse Acquisition, the Company ceased to be a shell company, the Company is required pursuant to Rule 13a-19 under the Securities Exchange Act of 1934 (the “Exchange Act”) to disclose the information in this Form 20-F that would be required to be disclosed if it were registering securities under the Exchange Act within 4 days following the consummation of the Reverse Acquisition. The Company failed to timely file this report. However, we are now providing the required disclosure. The information provided below relates to the Company, together with its wholly owned direct subsidiary, Safetech, and its wholly owned indirect subsidiary, Golden, with respect to periods after the consummation of the Reverse Acquisition.

References to the Company with respect to periods prior to the date of the Reverse Acquisition relate to Golden, unless otherwise specifically indicated. References to “we,” “”us,” and “our” similarly refer to the Company. All currency below is in United States Dollars (“$” or “Dollars”), unless otherwise indicated. References to “Renminbi” or “RMB” mean Yuan Renminbi of the People’s Republic of China.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements reflecting the Company’s views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from the statements. These forward-looking statements are identified by, among other things, the words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that may cause actual results to differ from those projected include the risk factors specified below.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management

Immediately prior to the Reverse Acquisition, the sole director and officer of CSST was Szetang Li. Upon the closing of the Reverse Acquisition, Mr. Li submitted his resignation letter pursuant to which he resigned from all offices of the Company that he then held, effective immediately, and from his position as our director, effective as of September 27, 2005, which was the tenth day following the Company’s mailing to its stockholders of an information statement that complies with the requirements of Rule 14f-1 under the Securities Exchange Act of 1934. Mr. Li was replaced at that time by the directors named in the table below, who, except as indicated in the text that follows the table, remain the officers and directors of the Company. The business address of each such person is the address of the Company, 4/F, East 3/B, Saige Science & Technology Park, Huaqiang, Shenzhen, China 518028.

NAME	AGE	POSITION

Guoshen Tu	41	CEO and Director

Jinxu Wu	35	Chief Financial Officer

Yuehua Yang	40	Chief Technology Officer

Lingfeng Xiong	54	Director

Jianping Cui	35	Director

Yan Lam	28	Director

Xinghua Chen	41	Director

On January 13, 2006, Yuehua Yang resigned as Chief Technology Officer of the Company. On January 23, 2006, the Board of Directors appointed Yong Zhao, age 43, as the new Chief Technology Officer of the Company.

On January 23, 2006, Xinghua Chen resigned as a Director of the Company. On January 24, 2006, the Board of Directors appointed Jianguo Jiang, age 40, as a replacement director.

Effective as of February 27, 2006, Jianping Cui resigned as a member of the Company’s board of directors. Effective as of February 28, 2006, the Board of Directors appointed Terence Yap Wing Khai, age 35, as a replacement director.

At the time of the Reverse Acquisition, the Company did not have, and the Company does not currently have, standing audit, nominating or compensation committees. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. The Company intends to establish an audit committee, a governance and nominating committee and a compensation committee of the board of directors as soon as is practicable. We envision that the audit committee will be primarily responsible for retaining our independent auditor and reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The governance and nominating committee will be responsible for nominating directors to our board and will also be generally responsible for overseeing our corporate governance policies and practices. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

The board of directors had not, at the time of the Reverse Acquisition, made a determination as to whether any member of the board of directors is an audit committee financial expert.

Each of the directors named above were elected or appointed as replacement directors to serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed or duly elected and qualified. Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.

Officers at the time of the Reverse Acquisition held their positions at the pleasure of the board of directors.

There was, at the time of the Reverse Acquisition, no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Auditors

Prior to the Reverse Acquisition, the Company’s independent registered public accounting firm was PKF Certified Public Accountants, 26/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong (“PKF”) while Golden’s independent registered public accounting firm was Child, Van Wagoner & Bradshaw, PLLC, (formerly known as Child, Sullivan & Company), 1284 W. Flint Meadow Dr, Suite D, Kaysville, Utah 84037 (“Child Van Wagoner”).   On February 2, 2006, the board of directors of the Company appointed GHP Horwath, P.C. to serve as the Company’s independent registered public accounting firm for periods ended on or after December 31, 2005. As a result, on February 2, 2006, the Company notified PKF that they will no longer serve as the independent registered public accounting firm of the Company.  In addition, on January 31, 2006, the Company notified Child Van Wagoner that they will no longer serve as the independent registered public accounting firm of Golden.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

On March 27, 2006, the Company announced that it had changed its fiscal year end from May 31 to December 31, consistent with the fiscal year end employed by Safetech and Golden prior to the Reverse Acquisition. Selected financial data for the Company for the twelve month periods ended December 31, 2003, and 2004, below, is derived from the audited financial statements of Golden, while the selected financial data for the twelve-month period ended December 31, 2005, below, is derived from the audited financial statements of the Company on a consolidated basis. Selected financial data for the Company for the twelve month periods ended December 31, 2001, and 2002, below, is derived from unaudited financial statements of Golden.

All currency referenced in this report refers to United States dollars unless otherwise indicated.

	2001	2002	2003	2004	2005

Revenues	$4,045,098	$10,330,847	$11,794,869	$16,055,704	$32,688,582

Income from operations	$302,445	$2,234,128	$3,262,057	$6,130,779	$7,478,842

Net Income	$257,078	$1,899,009	$2,752,123	$5,724,026	$7,265,957

Net Income from Operations Per Share	$0.018	$0.13	$0.19	$0.36	$0.40

Total Assets	$10,687,966	$13,581,661	$16,976,999	$22,008,920	$29,116,672

Total Current Liabilities	$1,766,061	$4,126,166	$5,900,469	$5,208,364	$4,504,926

Net Assets	$8,921,905	$9,455,495	$11,076,530	$16,800,556	$24,611,746

Weighted average shares	17,000,000	17,000,000	17,000,000	17,000,000	18,521,479

Total Equity	$8,592,637	$8,849,715	$11,076,530	$16,800,556	$24,611,746

Capital Stock (excluding long term debt and redeemable preferred stock)	17,000,000	17,000,000	17,000,000	17,000,000	18,521,479

Number of Shares	17,000,000	17,000,000	17,000,000	17,000,000	21,558,000

Dividends per Share	0	0	0	0	0

Basic & Diluted Net Income per Share	$0.015	$0.11	$0.16	$0.34	$0.39

 Exchange Rate Information

We prepare our financial statements in Renminbi. This report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.
Until July 20, 2005, the People’s Bank of China had set and published daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also took into account other factors, such as the general conditions existing in the international foreign exchange markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The People’s Bank of China announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investments, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The noon buying rates in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 to RMB 8.0245, on May 26, 2006. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon buying rate
	RMB per US$
	High	Low
November 2005	8.0877	8.0796
December 2005	8.0808	8.0702
January 2006	8.0702	8.0596
February 2006	8.0616	8.0415
March 2006	8.0505	8.0167
April 2006	8.0248	8.0040
May 2006 (through May 26)	8.0255	8.0005

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars for each of 2001, 2002, 2003, 2004, 2005 and 2006 (through May 26) (calculated by averaging the noon buying rates on the last day of each month of the periods shown):

	Period-end noon buying rate	Average noon buying rate
	RMB per US$	RMB per US$
2001	8.2766	8.2772
2002	8.2800	8.2772
2003	8.2767	8.2771
2004	8.2765	8.2768
2005	8.0702	8.1826
2006 (through May 26)	8.0245	8.0320

B. Capitalization and Indebtedness

Below is a statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as of December 31, 2005, showing the company’s capitalization on an actual basis:

Indebtedness	$4,504,926
Shareholders’ Equity
Common Stock, par value $0.01; 100,000,000 shares authorized, 21,558,000 shares issued and outstanding	215,580
Additional paid-in capital	4,494,565
Retained earnings (loss)	18,552,610

Total Shareholders' equity and capitalization	24,611,746

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Common Stock of the Company involves a high degree of risk, related to our business, our industry, doing business in China and the market for our common stock. Any of the following risks could materially adversely affect the business, operating results and financial condition of the Company. You should consider these factors in conjunction with the other information contained in this report and the documents filed as exhibits hereto.

Risks Related to our Business

Due to the nature of our business, we do not have significant amounts of recurring revenues from our existing customers and we are highly dependent on new business development.

Most of our revenues derive from the installation of security and surveillance systems which are generally non-recurring. Our customers are mainly government entities, non-profit organizations and commercial entities (including airport, custom, hotel, real estate, bank, mine, railway, supermarket, and entertainment enterprises). We manufacture and install security systems for these customers and generate revenues from the sale of these systems to our customers and, to a lesser extent, from maintenance of these systems for our customers. After we have manufactured and installed a system at any particular customer site, we have generated the majority of revenues from that particular client. We would not expect to generate significant revenues from any existing client in future years unless that client has several possible installation sites. Therefore, in order to maintain a level of revenues each year that is at or in excess of the level of revenues we generated in prior years, we must identify and be retained by new clients. If our business development, marketing and sales techniques do not result in an equal or greater number of projects of at least comparable size and value for us in a given year compared to the prior year, then we may be unable to grow our revenues and earnings from current levels or we may have lower levels of revenues and earnings in the future.

In order to grow at the pace expected by management, we will require additional capital to support our long-term business plan.  If we are unable to obtain additional capital in future years, we may be unable to proceed with our long-term business plan and we may be forced to limit or curtail our future operations.

We will require additional working capital to support our long-term business plan, which includes identifying suitable targets for horizontal or vertical mergers or acquisitions, so as to enhance the overall productivity and benefit from economies of scale.  Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our customers.  We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources.  Additional financings could result in significant dilution to our existing stockholders or the issuance of securities with superior rights to our current outstanding securities.  In addition, we may grant registration rights to investors purchasing future equity or debt securities.  If we are unable to raise additional financing, we may be unable to grow or to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all.  In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Our future success depends in part on attracting and retaining key senior management and qualified technical and sales personnel. We also face certain risks as a result of the recent changes to our management team.

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on the continuing employment of our Chief Executive Officer, Mr. Guoshen Tu, our Chief Technical Officer, Dr. Yong Zhao, our Chief Operating Officer, Jianguo Jiang, and our Vice President, Terence Yap. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. We also cannot assure you that our employees will not leave and subsequently compete against us. If we are unable to attract and retain key personnel in the future, our business, financial condition and results of operations could be adversely affected.

Our growth strategy includes making acquisitions in the future, which could subject us to significant risks, any of which could harm our business.

Our growth strategy includes identifying and acquiring or investing in suitable candidates on acceptable terms. We recently completed the acquisition of the assets of Shenzhen Yuan Da Wei Shi Technology Limited. In addition, over time, we may acquire or make investments in other providers of product offerings that complement our business and other companies in the security industry.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	diversion of management’s attention from running our existing business;

•	increased expenses, including travel, legal, administrative and compensation expenses resulting from newly hired employees;

•	increased costs to integrate personnel, customer base and business practices of the acquired company with our own;

•	adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions;

•	potential disputes with sellers of acquired businesses, technologies, services or products; and

•	dilution to stockholders if we issue securities in any acquisition.

Moreover, performance problems with an acquired business, technology, product or service could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, product or service could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. For all these reasons, our pursuit of an acquisition and investment strategy or any individual acquisition or investment, could have a material adverse effect on our business, financial condition and results of operations.

Our limited ability to protect our intellectual property may adversely affect our ability to compete.

We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. A successful challenge to the ownership of our technology could materially damage our business prospects. Our technologies may infringe upon the proprietary rights of others.  Licenses required by us from others may not be available on commercially reasonable terms, if at all. Our competitors may assert that our technologies or products infringe on their patents or proprietary rights.  Problems with patents or other rights could increase the cost of our products or delay or preclude our new product development and commercialization.  If infringement claims against us are deemed valid, we may not be able to obtain appropriate licenses on acceptable terms or at all.  Litigation could be costly and time-consuming but may be necessary to protect our technology license positions or to defend against infringement claims.

We sometimes extend credit to our customers. Failure to collect the trade receivables or untimely collection could affect our liquidity.

We extend credit to a large number of our customers while generally requiring no collateral. Generally, our customers pay in installments, with a portion of the payment upfront; a portion of the payment upon receipt of our products by our customers and before the installation and a portion of the payment after the installation of our products and upon satisfaction by our customer. Sometimes, a small portion of the payment will not be paid until after a certain period following the installation. We perform ongoing credit evaluations of those customers’ financial condition and generally have no difficulties in collecting our payments. But if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business may be harmed.

Many of our contracts involve subcontracts with other companies upon which we rely to perform a portion of the services that we must provide to our customers. There is a risk that we may have disputes with our subcontractors, including disputes regarding the quality and timeliness of work performed by the subcontractor. A failure by one or more of our subcontractors to satisfactorily perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as the prime contractor, expose us to liability and could have a material adverse effect on our ability to compete for future contracts and orders.

The Company and Safetech are BVI companies, while Golden is a PRC company, and all of the Company’s officers and directors reside outside the United States. Therefore, certain judgments obtained against the company by its shareholders may not be enforceable in the British Virgin Islands or China.

Each of the Company and Safetech is a BVI company, while Golden is a PRC company. All of the Company’s officers and directors reside outside of the United States. All or substantially all of its assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce against it or these persons the United States federal securities laws, or to enforce judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, including the Securities Act of 1933 (the “Securities Act”) and the Exchange Act.

Risks Related to Our Industry

Seasonality affects our operating results.

   Our sales are affected by seasonality. Our revenues are usually higher in the second half of the year than in the first half of the year because fewer projects are undertaken during and around the Chinese spring festival.

Our success relies on our management’s ability to understand the highly evolving surveillance and security industry.

The Chinese surveillance and security industry is an immature and highly evolving industry. Therefore, it is critical that our management is able to understand industry trends and make good strategic business decisions. If our management is unable to identify industry trends and act in relation to such trends, our business will suffer.

If we are unable to respond to the rapid technological changes in our industry and changes in our customers’ requirements and preferences, our business, financial condition and results of operation could be materially adversely affected.

If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers and market share. The electronic security systems industry is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the electronic security systems industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability to:

•	enhance our existing products and services;

•
anticipate changing customer requirements by designing, developing, and launching new products and services that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations will be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers. In addition, from time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence.

We may not be able to maintain or improve our competitive position because of strong competition in the electronic security systems industry, and we expect this competition to continue to intensify.

The electronic security systems industry is highly competitive. There are about 9,000 companies in China that engage in the business of manufacturing, designing and building surveillance and security products. In addition, since China joined the World Trade Organization (“WTO”), we also face competition from international competitors. Some of our international competitors are larger than us and possess greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products and services that meet customer requirements or are otherwise superior to our products and services and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. Increased competition could require us to reduce our prices, result in our receiving fewer customers orders, and result in our loss of market share. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition would be materially adversely affected.

Our business and reputation as a manufacturer of high quality surveillance and security equipment may be adversely affected by product defects or substandard performance.

We believe that we offer high quality products that are reliable and competitively priced. If our products do not perform to specifications, we might be required to redesign or recall those products or pay substantial damages. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products. In addition, product defects could result in substantial product liability. We do not have product liability insurance. If we face significant liability claims, our business, financial condition, and results of operation would be adversely affected.

Our product offerings involve a lengthy sales cycle and we may not anticipate sales levels appropriately, which could impair our profitability.

Some of our products and services are designed for medium to large commercial, industrial and government facilities desiring to protect valuable assets and/or prevent intrusion into high security facilities in China. Given the nature of our products and the customers that purchase them, sales cycles can be lengthy as customers conduct intensive investigations and deliberate between competing technologies and providers. For these and other reasons, the sales cycle associated with some of our products and services is typically lengthy and subject to a number of significant risks over which we have little or no control. If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer.

Risks Related to Doing Business in China

Economic, political, legal and social uncertainties in China could harm the Company’s future interests in China.

All of the Company’s future business projects and plans are expected to be located in China. As a consequence, the economic, political, legal and social conditions in China could have an adverse effect on the Company’s business, results of operations and financial condition. The legislative trend in China over the past decade has been to enhance the protection afforded to foreign investment and to allow for more active control by foreign parties of foreign invested enterprises. There can be no assurance, however, that legislation directed towards promoting foreign investment will continue. More restrictive rules on foreign investment could adversely affect the Company’s ability to expand its operations into China or repatriate any profits earned there. Some of the changes that could adversely affect the Company, include:

•	Level of government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	Balance of payments position;

•	International trade restrictions; and

•	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

The legal environment in China is uncertain and your ability to legally protect your investment could be limited.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign owned enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

China only recently has permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our activity to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Public health problems that may uniquely affect the Chinese population may disrupt our operations.

A renewed outbreak of SARS or another widespread public health problem in China, where our operations are conducted, could have a negative effect on our operations.

Our operations may be impacted by a number of other health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations;

•	the sickness or death of our key officers and employees; and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could damage our operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in Renminbi, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

The value of our securities will be affected by the foreign exchange rate between the United States Dollars and Renminbi.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the company, and the price of our common stock may be harmed. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Risks Related to the Market for Our Stock

The Company, as a foreign private issuer, has limited reporting requirements under the Securities Exchange Act of 1934, which makes it less transparent than a United States issuer.

As a foreign private issuer, the rules and regulations under the Exchange Act provide the Company with certain exemptions from the reporting obligations of United States issuers. The Company is exempt from the rules prescribing the furnishing and content of proxy statements, and its officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions. Also, the Company is not required to publish financial statements as frequently, as promptly or containing the same information as United States companies. The result is that the Company will be less transparent than a U.S. issuer.

Our common stock is quoted only on the OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board. The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

We are subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of May 31, 2006, the closing bid and asked prices for our common stock were $6.1 per share. Although our share price is currently above the penny stock level, there is no assurance, given the volatility of the OTC market, that the company share price can be maintained above the penny stock level all the time. Although since September 2005, we have met the net worth exemption from the “penny stock” definition, no assurance can be given that such exemption will be maintained. As a “penny stock”, our common stock may become subject to Rule 15g-9 under the Exchange Act of 1934, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

One of our stockholders holds a significant percentage of our outstanding voting securities.

Mr. Guoshen Tu, who is our Chief Executive Officer and a Director, owns approximately 56% of our outstanding voting securities. As a result, he possesses significant influence, giving him the ability, among other things, to elect a majority of our Board of Directors and to authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer, all of which may prevent us from implementing our business strategies.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

The Company was incorporated in the BVI on April 8, 2002 as a corporation under the International Business Companies Ordinance of 1984. Prior to the Reverse Acquisition, which was consummated on September 12, 2005, the Company was a development stage enterprise and had not yet generated any revenues. Prior to the Reverse Acquisition, the Company provided business advisory and management consulting services in greater China, initially concentrating on the Hong Kong market. The focus of these services was on small to medium size enterprises.

From and after the Reverse Acquisition, the Company’s business became the business of our indirect, wholly-owned subsidiary, Golden. Golden is a corporation incorporated in the PRC which is engaged in the business of manufacturing, distributing, installing and maintaining security and surveillance systems. Golden was organized in the PRC in January 1995. The Company is headquartered in Shenzhen, China.

On October 25, 2005, the Company and Golden entered into an agreement (“Acquisition Agreement”) with the equity owners of Shenzhen Yuan Da Wei Shi Technology Limited (“Yuan Da”) to acquire the business effective December 31, 2005. Such Acquisition Agreement was amended in April and May 2006. Yuan Da is a limited liability company established in Shenzhen and was principally engaged in the sales and development of security and surveillance systems. Under the Acquisition Agreement, as amended, the purchase price consisted of (i) a cash payment of approximately $125,000 (RMB 1,000,000) and (ii) the issuance of 200,000 unregistered shares of common stock of the Company valued at $500,000 (based upon the average closing market price during the twenty days before the date of the agreement).

In February 2006, the Company changed its name to China Security and Surveillance Technology Inc. Its principal place of business is located at the 4/F, East 3/B, Saige Science & Technology Park, Huaqiang, Shenzhen, China 518028. The phone number for its principal place of business is (86) 755-83765666. The Company has not appointed an agent for service of process in the United States.

The Company’s common stock is quoted on the Over-The-Counter Bulletin Board in the United States under the symbol “CSSTF.OB”.

Reverse Acquisition with Safetech

On September 12, 2005, the Company acquired 50,000 shares of the issued and outstanding capital stock of Safetech, constituting all of the issued and outstanding capital stock of Safetech. The 50,000 shares of Safetech were acquired from the individual shareholders of Safetech in a share exchange transaction in return for the issuance of 8,138,000 shares of common stock of the Company. As a result of this transaction, Safetech became a wholly-owned subsidiary of the Company, and Golden became an indirect wholly-owned subsidiary of the Company. Completion of the transaction resulted in a change in control of the Company.   After the transaction, the Company was no longer a shell company. The contracts relating to this transaction have been filed as exhibits to the Company’s report on Form 6-K that was filed with the SEC on July 22, 2005 and incorporated herein by reference.

Upon the closing of the Reverse Acquisition, the sole director of the Company, Szetang Li, submitted his resignation letter pursuant to which he resigned from all offices of the Company that he then held, effective immediately, and from his position as our director, effective as of September 27, 2005, which was the tenth day following the Company’s mailing to its stockholders of an information statement that complies with the requirements of Rule 14f-1 under the Securities Exchange Act of 1934.

For accounting purposes, the Reverse Acquisition was treated as a reverse acquisition, with Safetech as the acquirer and the Company as the acquired party. When we refer in this report to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Golden on a consolidated basis unless otherwise specified.

Business Overview

Through Golden, the Company is engaged in the business of the manufacturing, distributing, installing and maintaining security and surveillance systems. Our customers are located throughout China.

Golden’s customers are mainly government entities, non-profit organizations and commercial entities. Golden’s marketing network divides China into nine geographic regions. Golden has 33 branch offices. Golden derives most of its revenues from the installation of security and surveillance system as well as the sales of products including embedded digital video recorders, PC digital video recorders, mobile digital video recorders, digital cameras and auxiliary apparatus.

The Company has established a partnership with Beijing University to conduct its research and development.

Opportunities for Growth

Currently, there are a number of formal and planned regulatory drivers which the Company believes offer significant growth opportunities. These include the estimated $6 billion to $12 billion that the Chinese government expects to spend for security infrastructure in preparation for the 2008 Olympics, along with the planned investment by Shanghai for the 2010 Worlds Fair. In addition, several ordinances have been passed by the Chinese government which require security surveillance systems to be installed in: (1) 660 cities throughout China for street surveillance; (2) all entertainment locations starting from March 1, 2006; (3) all Justice Departments and Courts; and (4) all coal mines in China (currently estimated at 28,000) by the end of 2008.

The company is actively pursuing near-term acquisition prospects and other strategic opportunities, including a proposed acquisition of a China-based security software company and a China based surveillance company. Also, we are required under a securities purchase agreement with certain accredited investors, dated April 4, 2006, to acquire four companies controlled by Mr. Tu, our CEO and director, which are engaged in the business of manufacturing and distributing security and surveillance products. We expect these acquisitions to occur in or about October 2006. Mr. Tu has verbally agreed to contribute his equity interests in these companies without consideration. Please see Item 7 “- Majority Shareholders and Related Party Transactions.” As of June 8, 2006, the Company has not signed binding agreements relating to such potential acquisitions, although it is in active negotiations with respect to two potential acquisitions.

Our Industry

The Chinese surveillance and security industry was established at the beginning of the 1980s and the surveillance and security products were used primarily by government agencies, financials institutions, transportation and mega-size companies. Since then, the industry experienced significant growth and is growing at an annual rate of approximately 40%, according to the China Public Security Guide published by the Chinese Security and Protection Association, which also predicts that the industry will growth annually by 20-30% in the near future and the Chinese market for security and surveillance products and services will reach RMB 1 trillion by 2020.

In 2006, the Chinese government promulgated Ordinance 458 which requires all entertainment locations to install surveillance systems. In addition, the booming Chinese real estate market and the increasing focus on the security of the Chinese mining industry provide great opportunities for the surveillance and security industry.

At present, video surveillance is estimated to have a market of about RMB 60 billion and accounts for about 40% market share of the surveillance and security market. It is expected that the video surveillance market share will increase to approximately 60% of the whole industry, according to the China Public Security Guide published by the China Security and Protection Association.

Our Strategy

Our primary business strategy is to achieve annual growth in revenue by building our brand and reputation. We intend to focus significant efforts on promoting our brand and improve our brand recognition.

Our research and development efforts are aimed at finding new varieties of products, improving existing products, improving overall product quality and reducing production costs. We cooperate with Beijing University and have established a joint lab for the research of video surveillance technology. Our research and development efforts are led by Dr. Yong Zhao, who worked for the R&D department of a large international surveillance and security company and has extensive research experience.

In addition, Shenzhen is one of the biggest and most concentrated bases for electronic products in China. We are headquartered in Shenzhen, which allows us to take advantage of the resources of Shenzhen’s numerous electronic product manufacturers and benefit from economies of scale.

Over the last several years, we have established one of the largest surveillance and security product distribution networks in China. Our distribution network covers nine regions and includes 33 branches, which allows us to provide timely services and specially tailored solutions to our customers throughout China.

Our growth strategy also includes identifying and acquiring businesses engaged in similar or complementary industries. However, we may not be able to consummate any additional acquisitions and any businesses that we do acquire may not be successful. In addition, the acquisition of a business through the issuance of our securities, which is the most likely consideration for any acquisition that we pursue, will result in dilution to our existing stockholders.

Products and Services

We engage in the business of manufacturing, distributing, installing and maintaining surveillance and security products.

Installation Services

We currently derive approximately 90% of our revenues from the supply and installation of security and surveillance systems for various projects involving railways, schools, banks, highways, commercial buildings, public security and government entities, among others. Generally, our installation projects involve the following steps:

Bidding

We receive most of our installation projects through a bidding process. In a typical bidding process, our potential client will send us and our competitors a request for proposal that outlines the work to be performed and the specifications of the equipment to be installed. We then prepare and submit our bid and the potential client chooses the winning contractor from among all the bids submitted. On some projects, we also act as a subcontractor where a third party has submitted a winning bid.

System Design

Upon winning a project, we provide the final project design for approval. System design is generally conducted through the join efforts of our R&D personnel, sales department, project service department and quality control department.

Purchase of Security and Surveillance Products

The major products used in our installation projects include computer accessories, decoders, video capture cards, recorders and computer cases. We use equipment manufactured by us in most of the installation projects, but also use products from other manufacturers. Generally, approximately 60% of the equipment used in any given project is equipment manufactured by us.

Installation

We have a project service department which performs installations. We use subcontractors for non-technical labor intensive work. We usually assign a project group with 5-10 members who are in charge of the technical components of the project and manage the progress of each project.

System Software Design and Integration

System software design and integration services are usually conducted by our technical department. We design software for our customers’ security and surveillance systems in accordance with our customers’ specifications. We generally test the software on our own computer system before integrating it into our customer’s computer system. We then assign our technicians to the site of each project to assist the integration of the security and surveillance system with our customers’ computer system.

Testing

Upon integration, our technical department will test and examine the system to ensure the proper function of the installed security and surveillance system.

Our Products

Approximately 10% of our revenues derive from sales of our products, excluding products sold in connection with the installation projects described above. We manufacture the key components of the security and surveillance products, and rely on third party electronic assembling companies to assemble the final products utilizing our technology. The final products are sold under our brand names. Our main products include embedded digital video recorders, PC digital video recorders, mobile digital video recorders, digital cameras and auxiliary apparatus.

Embedded digital video recorders (Embedded DVR)

The Embedded DVR stores digital images captured via the security cameras. It also controls the recording functions of the cameras and manages the storage of the data. This product has a pre-installed Golden surveillance software system which will enable it to perform access control and recording functions. It also has an upgradable hard drive which will allow clients to customize the digital storage capacity, network server functions which will allow the clients to access the digital images via Internet, MPEG-4 video compression which will allow a more efficient compression of the images and higher image quality and 4-16 signal input channels which will allow 4 to16 cameras to be connected to the Embedded DVR. This product has the competitive features of small size, low cost and high reliability. The targeted markets for this product are small to medium size businesses, non-profit organizations and home use. It is suitable for small sized security and surveillance needs.

PC digital video recorders (PC DVR)

Similar to the Embedded DVR, the PC DVR provides recording and compression functions. It has pre-installed Golden surveillance software system, upgradable hard drive, network server function, MPEG-4 Video compression method and 4-36 signal input channels and uses Windows operating system. The main difference is that the PC DVR has expanded capacity to accommodate recording functions for a greater number of cameras compared to the Embedded DVR. In addition, it is operated via Microsoft’s Windows Operating System. The targeted markets for this products are large projects and community security projects.

Mobile digital video recorders (Mobile DVR)

Similar to the Embedded DVR, the Mobile DVR is smaller in size and has a maximum of 4 ports. The Mobile DVR, which can be installed in a vehicle, enables recording of digital video images within the cabin. This product is easily installed, supports GPS/GPRS and has 1 to 4 signal input channels and MPEG-4 video compression. The targeted markets for this product are the transportation industry and governmental agencies.

Digital Camera

Digital cameras can be easily installed within the customer’s site. The range of cameras that we produce and sell include color Charge Coupled Device (“CCD”) cameras, indoor color CCD dome cameras, color/black and white CCD flying saucer cameras, Infra Red CCD multi-function cameras, mini Digital Signal Processing (“DSP”) cameras, indoor stand alone sphere CCD cameras and network high speed sphere CCD cameras.

Auxiliary apparatus

Auxiliary apparatus includes DVR compression cards, decoders, alarm notification switches, digital video fiber optics systems and matrix switch/control systems.

As discussed in more details in Item 7, we plan to acquire Shenzhen Golden Guangdian Technology Co. Ltd. (“Shenzhen Guangdian”) in or about October 2006. Our Chief Executive Officer, Mr. Tu, has verbally agreed to contribute his 60% equity interest in Shenzhen Guangdian to the Company without consideration. Shenzhen Guangdian is a manufacturer and distributor of security and surveillance system products. The addition of Shenzhen Guangdian will significantly improve the manufacturing capacity and sales of the above products.

Distribution and Marketing

We have developed a multi-tiered marketing plan, allowing us to effectively market products and services to our clients. We sell most of our products and services through our own distribution network. Our distribution network covers all of China.

We have approximately 160 engineers and sales personnel. We divide our market into 9 geographic regions and have 33 branch offices in provincial capital cities throughout China. Each region is managed by a regional manager, who is responsible for technical support and management within the region as well as client relations. Golden also utilizes four other companies controlled by Mr. Guoshen Tu, our CEO and director, as distributors. We will acquire these four companies in or about October 2006. Mr. Tu has orally agreed to contribute his equity interests in these four companies to the Company without consideration. Please see Item 7 “- Major Shareholders and Related Party Transactions” for more details.

In addition to our own branch offices and employees, we also cooperate with independent sales agents and have established close relationships with these sales agents in order to take advantage of their regional resources and provide products and services that are tailored to the needs of our customers in those regions.

Through this distribution and marketing network, we believe we can continue to promote our brand recognition, strengthen the management of our distribution network and improve our sales revenue and market share.

We have also been marketing and promoting our products through the following means:

•	Participating in various industrial shows to display our products;

•	Advertising in industrial magazines and periodicals to introduce and promote our products;

•	Publishing our own magazine which is distributed to our suppliers and sales agents so that they can better understand our company and strengthen their confidence in us; and

•	Utilizing the Internet to promote our products, such as the public safety network, Chinese Security Association network and HuiChong Network.

Seasonality

Our sales are affected by seasonality. Our revenue is usually higher in the first half of the year than in the second half of the year because few projects are undertaken during and around the Chinese spring festival.

Customers

Our customers are mainly government entities (customs agencies, courts, public security bureaus and prisons), non-profit organizations (including schools, museums, sports arenas and libraries) and commercial entities (including airports, hotels, real estate, banks, mines, railways, supermarkets, hospitals and entertainment venues), which account for approximately 40%, 20% and 40% of our sales revenues, respectively.

Our revenues are not concentrated in any one customer or group of customers because a large portion of our sales revenue derives from the installation of projects. After we have manufactured and installed a system at any particular customer site, we have generated the majority of revenues from that particular client. We would not expect to generate significant revenues from any existing client in future years unless that client has several possible installation sites. In addition, we have 33 branch offices all over China and we do not rely on customers located on one particular geographic area. As a result, in order to maintain a level of revenues each year that is at or in excess of the level of revenues we generated in prior years, we must identify and be retained by new clients. If our business development, marketing and sales techniques do not result in an equal or greater number of projects of at least comparable size and value for us in a given year compared to the prior year, then we may be unable to grow our revenues and earnings from current levels or we may have lower levels of revenues and earnings in the future.

Raw Materials

We use manufactured electronic components in our products. The main components of our products include camcorders, monitors, frames, decoders, lenses, outdoor hoods and digital video recorder (“DVR”).

Shenzhen is one of the biggest and most concentrated bases for electronic products in China. As a result, there are numerous suppliers and vendors of the components needed for our products. Because of the fierce competition among the suppliers, the prices of our principal components are not volatile and we are able to purchase these raw materials at reasonable prices. We have entered into written contracts with several suppliers and vendors. Our main suppliers are Shenzhen Ronghen Co. Ltd., Shenzhen Dongxun Shidai Technology Co. Ltd., Shenzhen Kerui Electronic Co. Ltd., Shenzhen Huichuang Computer Technology Co. Ltd. and Shenzhen Jingfeiya Electronic Co. Ltd. We believe we are not dependent on any of these suppliers and will be able to replace them, if necessary, without material difficulties.

Our Competition

There are many companies in China engaged in the business of manufacturing surveillance and security products and designing and installing security and surveillance systems. The surveillance and security industry in China is still an immature industry and no company has monopolized the industry. In the surveillance and security industry, it is difficult for very large companies to reap benefits from their size, because most of the projects require the product to be specially tailored to meet customers’ individual requirements.

In the security and surveillance industry, we compete based upon price, product quality, ability to distribute products, and ability to provide after sales service.

Our major competitors in China are Hangzhou Haikang Weishi Digital Technology Co. Ltd. and Shanghai Chenfeng Digital Technology Co. Ltd. Hangzhou Haikang Weishi Digital Technology Co. Ltd. focuses on the development of video and audio decoding technology and the development and manufacture of digital video compression cards. Its most successful product is a digital video compression card which accounts for approximately 50% of the market share. Shanghai Chenfeng Digital Technology Co. Ltd. manufactures a broad range of products and has good market recognition for its system software.

Another group of competitors are international competitors. Some of our international competitors are larger than us and possess greater name recognition, assets, personnel, sales and financial resources. However, these competitors generally have higher prices for their products and most of them do not have strong distribution networks in China.

We believe that the range of our product and service offerings, our brand recognition by the market, relatively low labor cost and our distribution channels enable us to compete favorably in the market for the security and surveillance products and services that we offer in China.

Regulation

All security and surveillance products produced in China must satisfy testing by the China Public Security Bureau, and manufacturers of such products must receive the Security Technology Protection Product Manufacturing Permit from the provincial agency. The Company satisfactorily completed this testing in 2002 and also has received a permit from Guangdong province in May 2003. In addition, the Company also has a license from the Guangdong province for the design, installation and repair of security protection systems.

We believe that we are in material compliance with all registrations and requirements for the issuance and maintenance of all licenses required by the governing bodies, and that all license fees and filings are current.

Intellectual Property

We have registered with the Trademark office of the State Administration for Industry and Commerce of China the following trademarks:

	Name	Trademark No.	Type	Expiration Date	Status
1	Golden Group	4108508	Word (Chinese)	July 2014	Approved
2	DVR	4108509	Word	July 2014	Approved
3		4108511	Word and Logo	July 2014	Approved
4		4108510	Logo	July 2014	Approved
5	威勒	3814725	Word and logo	December 2013	Approved
6	JDR	N/A	Word	N/A	Pending

In addition, our subsidiary Golden has registered the domain name www.goldengroup.cn.

The Company holds no patents under its own name. The Company protects its trade secrets through confidentiality provisions employment contracts it enters into with its employees. In addition, engineers of the Company are generally divided into different project groups, each of which generally handles only a portion of the project. As a result, any one engineer generally has no access to the entire design process and documentation.

Organizational Structure

The Company, a BVI company, owns all of the issued and outstanding shares of China Safetech Holdings Limited, a BVI company. Safetech owns all of the issued and outstanding shares of Golden, a corporation incorporated in the People’s Republic of China. Golden is the sole operating subsidiary of the Company.

Property, Plant, and Equipment

All land in China is owned by the State. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of 50 years. This period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

We currently have land use rights to approximately 119,245 square meters consisting of manufacturing facilities and office buildings in various parts of China, including Shenzhen and Jiangxi province. We have fully paid the land use fees. The chart below lists all of facilities owned by us.

Location	Type of Facility	Size of the Land (Square Meters)	Size of the Building (Square Meters)
Shangtian, Taihe County, Jiangxi Province	Manufacturing	64,533	45,877.5

No. 45 Jifu Road, Jiangxi Province	Manufacturing	28,592.66	5,224.34

Jishui County, Jiangxi Province	Manufacturing	24,866.52	10,404.67

4th Floor, Building 3, Shaige Technology Park, Futian District, Shenzhen	Office and Manufacturing	1,252.47	1,252.47

Total		119,244.65	62,758.98

In addition, in April 2006, we entered into a lease agreement with Shenzhen Huiye Technology Co. Ltd. (“Huiye”) pursuant to which we lease 3,288 square meters of office space and manufacturing facilities from Huiye. The lease has a two-year term which runs from April 16, 2006 to April 15, 2008. The rent is free from April 16, 2006 to June 15, 2006. Thereafter, the monthly rent will be approximately $1.38 (RMB 11) per square meter.

We believe our property is sufficient to meet our current needs. As our business expands, we will consider acquiring additional property rights.

Legal Proceedings

From time to time, the Company has disputes that arise in the ordinary course of its business. Currently, there are no material legal proceedings to which the Company is a party, or to which any of their property is subject, that will have a material adverse effect on the Company’s financial condition.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We manufacture, distribute, install and service security and surveillance products and systems. We generate revenues from the sale of products to, the installation of our products for, and the delivery of after sales/installation services to, our customers. Our customers are mainly government entities (customs, courts, public security bureaus and prisons), non-profit organizations (including schools, museums, sports arenas and libraries) and commercial entities (including airports, hotels, real estate, banks, mines, railways, supermarkets, hospitals and entertainment venues), which account for approximately 40%, 20% and 40% of our sales revenues, respectively.

Our revenues are not concentrated in any one customer or group of customers because a large portion of our sales revenue derives from the installation of projects. After we have manufactured and installed a system at any particular customer site, we have generated the majority of revenues from that particular client. We would not expect to generate significant revenues from any existing client in future years unless that client has several possible installation sites. In addition, we have 33 branch offices all over China and we do not rely on customers located on particular geographic areas. As a result, in order to maintain a level of revenues each year that is at or in excess of the level of revenues we generated in prior years, we must identify and be retained by new clients. If our business development, marketing and sales techniques do not result in an equal or greater number of projects of at least comparable size and value for us in a given year compared to the prior year, then we may be unable to grow our revenues and earnings from current levels or we may have lower levels of revenues and earnings in the future.

Material Opportunities and Challenges

Regulations promulgated by governmental agencies in China relating to security and surveillance often create opportunities for us. Currently, there are a number of formal and planned regulatory drivers which the Company believes offer significant growth opportunities. These include the estimated $6 billion to $12 billion that the Chinese government expects to spend for security infrastructure in preparation for the 2008 Olympics, along with the planned investment by Shanghai for the 2010 World Fair. In addition, several ordinances have been passed by the Chinese government which require security surveillance systems to be installed in: (1) 660 cities throughout China for street surveillance; (2) all entertainment locations starting from March 1, 2006; (3) all Justice Departments and Courts; and (4) all coal mines in China (currently estimated at 28,000) by the end of 2008.

The company is actively pursuing near-term acquisition prospects and other strategic opportunities, including a proposed acquisition of a China based security software company and a China based surveillance company. Pursuant to a securities purchase agreement with certain accredited investors, dated April 4, 2006, we will acquire four China-based companies which are engaged in the businesses of manufacturing and distributing security and surveillance products that are controlled by Guoshen Tu, our CEO and director, in or about October 2006. Mr. Tu has verbally agreed to contribute his equity interests in these four companies to the Company without consideration. As of June 8, 2006, the Company has not signed any binding agreements relating to such potential acquisitions, although it is in active negotiations with respect to two potential acquisitions.

We have a government policy monitoring group within the company that regularly monitors changes in governmental regulations affecting security and surveillance. If we determine that a new regulation or a change to an existing regulation presents an opportunity for us, we actively pursue such opportunity. As a result, we act promptly on policy changes and are able to turn them into business opportunities.

We believe that in order to compete effectively in this market, we need to constantly improve the quality of our products and deliver new products. As such, we face the challenge of expanding our R&D capacity. We need to maintain a strong and sufficient R&D team and identify the right directions for our research and development.

We also face the long-term challenge of maintaining our rapid growth. In addition to maintaining the growth of our existing business, the Company will also employ an acquisition strategy to ensure growth in future years.

A. Operating Results

Fiscal Years Ended December 31, 2005 and 2004

The following table summarizes the results of the Company’s operations during the fiscal years ended December 31, 2005 and 2004 and provides information regarding the dollar and percentage increase or (decrease) from the 2004 fiscal period to the 2005 fiscal period:

All amounts, other than percentages, in millions of U.S. dollars

	Year Ended December 31,
Item	2005	2004	Increase (Decrease)	% Increase (% Decrease)
Revenue	32.69	16.06	16.63	103.55%
Cost of Goods Sold	23.47	8.80	14.67	166.70%
Gross Profit	9.22	7.26	1.96	27.00%
Operating Expenses	1.74	1.14	0.60	52.63%
Other Income (expense)	0.57	0.47	0.10	21.28%
Provision for Taxes	0.78	0.87	0.09	10.34%
Net income	7.27	5.72	1.55	27.10%

Fiscal Year Ended December 31, 2004 and 2003

The following table summarizes the results of the Company’s operations during the fiscal years ended December 31, 2004 and 2003 and provides information regarding the dollar and percentage increase or (decrease) from the 2003 fiscal period to the 2004 fiscal period:

All amounts, other than percentages, in millions of U.S. dollars

	Year Ended December 31,
Item	2004	2003	Increase (Decrease)	% Increase (% Decrease)
Revenue	16.06	11.79	4.27	36.22%
Cost of Goods Sold	8.80	7.58	1.22	16.09%
Gross Profit	7.26	4.21	3.05	72.45%
Operating Expenses	1.14	0.95	0.19	20.00%
Other Income (expense)	0.47	0.007	0.46	6614.28%
Provision for Taxes	0.87	0.52	0.35	67.31%
Net income	5.72	2.75	2.97	108.00%

Revenue
Revenue for the year ended December 31, 2005 increased by 103.55% to $32.69 million against $16.06 million for the prior year. The substantial increase in revenue is mainly attributable to the Company’s increased marketing efforts, the increased brand recognition of our services and products and the growth of the Chinese security and surveillance market.

Revenue for the year ended December 31, 2004 increased by 36.22% to $16.06 million against $11.79 million for 2003. Such increase is mainly due to the growth of the Chinese security and surveillance market and public’s increased awareness of the importance of having security and surveillance systems.

Components of Revenues

The following table shows the different components comprising our total revenues over each of the past three fiscal years.

All amounts in millions of U.S. dollars

Revenue	2005	2004	2003

Project income from supply and installation of security and surveillance equipment	30.56	15.53	10.06

Outright sale of security and surveillance equipment	2.13	0.53	1.73

Income from installation projects contributed approximately 90% of the total revenue in each of 2003, 2004 and 2005. Management believes that revenues from the installation projects will continue to be the Company’s major revenue source. With the Company putting more resources into research and development of products and the planned acquisition of Shenzhen Guangdian, management believes that the percentage of revenue from the outright sale of products will increase in the future and will constitute approximately 40% of the total revenue by the end of 2006.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2005 increased by 166.70% to $23.47 million against $8.80 million for the prior year. Such increase was mainly attributable to the increase of sales revenue.

Gross profit margin decreased from 45.21% for the year ended December 31, 2004 to 28.19% for the year ended 31 December 2005. This was mainly attributable to the increased competition and the Company’s strategic decision in taking some projects that had a lower profit margin, but were important for gaining market share for the Company.

Cost of goods sold for the year ended December 31, 2004 increased by 16.09% to $8.80 million against $7.58 million in 2003. The increase was generally in line with the revenue increase.

Gross profit margin increased from 35.73% for the year ended December 31, 2003 to 45.21% for the year ended December 31, 2004 which was mainly attributable to the increase in our brand recognition which allowed us to have higher profit margins.

The following table illustrates in detail the items constituting our cost of goods sold.

All amounts, other than percentages, in millions of U.S. dollars

Cost Item	2005FY	2004FY	2003FY
Salary	1.09	1.01	0.25
Percentage	4.64%	11.48%	3.30%

Purchase	22.38	7.79	7.33
Percentage	95.36%	88.52%	96.70%

Total	100%	100%	100%

Selling and Marketing Expenses

Selling and marketing expenses were $0.29 million for the year ended December 31, 2005, a $0.10 million decrease as compared to $0.39 million for the year ended December 31, 2004. The Company started building branches in provincial cities in China in the fiscal year of 2003 and incurred large costs in connection with setting up these branches. All of our branch offices were set up by the end of 2004. As a result, selling and marketing expenses decreased in 2005.

Selling and marketing expenses were $0.39 million for the year ended December 31, 2004 as compared to $0.50 million for the year ended December 31, 2003. The $0.11 million decrease in the selling and marketing expenses was mainly attributable to the larger costs incurred in connection with the initial setting up of the branches in 2003. Such expenses decreased in 2004.

General and Administrative Expenses

General and administrative expenses were $1.18 million for the year ended December 31, 2005 as compared to $0.51 million for the year ended December 31, 2004. We believe such increase was generally in line with the increase in revenue. General and administrative expenses consist of mainly salaries, office utility expenses and other daily office expenses.

General and administrative expenses were $0.51 million for the year ended December 31, 2004 as compared to $0.32 million for the year ended December 31, 2003. Such increase was mainly attributable to the increase in daily office expenses resulted from the expansion of our business.

Finance Costs

We did not incur finance costs in 2003, 2004 and 2005, as we had no bank loans during these periods.

Income taxes

The Company incurred income taxes of $0.78 million for the year ended December 31, 2005, a decrease of 10.34% against the $0.87 million for the year ended December 31, 2004. The Company incurred a tax expense of $1.37 million in fiscal year 2005 due to higher revenue and profits in fiscal year 2005. However, $589,601 of the paid tax was treated as net deferred tax assets. As a result, a $0.78 million income tax was recorded after deducting the $589,601 from the actually paid tax of $1.37 million.

The Company incurred income taxes of $0.87 million for the year ended December 31, 2004, an increase of 67.31% against $0.52 million for the year ended December 31, 2003. Such increase was mainly attributable to the higher revenue and the $0.48 million rental income the Company received from its related parties, namely Jiangxi Golden Digital Technology Co. Ltd., Jiangxi Golden Motuo Che Zhizhao Co. Ltd. and Jian Golden An Ke Technology Co. Ltd. for renting its manufacturing plants in the fiscal year 2004.

In accordance with the relevant tax laws and regulations of the People’s Republic of China for the Shenzhen Special Economic Zone, the corporate income tax rate was 15% for the fiscal years 2005, 2004 and 2003. The Company is not aware of any tax rate change in the near future.

Net income (profit after taxes)

The Company earned net income of $7.27 million for the year ended December 31, 2005, an increase of 27.10% against $5.72 million for the year ended December 31, 2004. Such increase was mainly attributable to the increase in revenue.

The Company earned net income of $5.72 million in the year ended December 31, 2004, an increase of 108.00% against $2.75 million for the year ended December 31, 2003. Such increase was mainly attributable to the increase in revenue and the rental income as mentioned above.

Amount due from/(to) directors

The Company made advances to its directors which were non-interest bearing and were repayable upon demand. The balances due were $1,006,806 on December 31, 2004 and were repaid during 2005. These advances were made before the Reverse Acquisition. Since the Reverse Acquisition, the Company has adopted a policy of not making any loans to its officers, directors or affiliates in order to comply with the requirements of the Sarbanes-Oxley Act of 2002.

The Company also received advances from its director to facilitate the operations of the Company during the years ended December 31, 2005 and 2004. Such loans were non-interest bearing and were payable upon demand. The balances due at December 31, 2005 and 2004 were $69,646 and $13,946, respectively.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

•
Basis of Consolidation - The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its subsidiaries. All material inter-company accounts and transactions have been eliminated in the consolidation.

•
Deferred Income - Deferred income represents amount billed for contracts for supply and installation of security and surveillance equipment which have not been fully completed at the balance sheet date.

•
Intangible Assets - Intangible assets represent a surveillance recording system acquired from Yuan Da. The value was established by an independent accounting firm. The value of the recording system is to be amortized using the straight-line method over its estimated useful life of five years.

•
 Inventories - Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs.

•
Accounts Receivable - Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

•	Advances to Suppliers - Advances to suppliers represent the cash paid in advance for purchasing of inventory items from suppliers.

•
Revenue Recognition - The Company derives the bulk of its revenue from the supply and installation of security and surveillance equipment and the two deliverables do not meet the separation criteria under EITF issue 00-21. The installation is not considered to be essential to the functionality of the equipment having regard to the following criteria as set out in SAB 104:

(i)  The security and surveillance equipment is a standard product with minor modifications according to customers’ specifications;

(ii)  Installation does not significantly alter the security and surveillance equipment’s capabilities; and

(iii)  Other companies which possess the relevant licenses are available to perform the installation services.

Accordingly, the portion of the contract price which is not payable until the installation service is completed is deferred until the completion of the installation service and the balance of the contract piece is recognized as revenue upon delivery and acceptance of the security and surveillance equipment by the customers.

Revenue from the outright sale of security and surveillance equipment is recognized when delivery occurs and risk of ownership passes to the customers.

•
Foreign Currency Translation- The functional currency of the Company is Renminbi (RMB) and RMB is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of shareholders’ equity. The exchange rates adopted are as follows:

	2005	2004	2003
Year end RMB : exchange rate	8.07	8.28	8.28
Average yearly RMB : exchange rate	8.19	8.28	8.28

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation

•
Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

•
Income Taxes - Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standard (SFAS) No. 109, “Accounting for Income Taxes,” these deferred taxes are measured by applying currently enacted tax laws.

Inflation

The Company believes its operations have not been and will not be materially adversely affected by inflation or changing prices in the foreseeable future.

Foreign Currency Translation Gain

The Company’s operating subsidiary is located in China.  The operating subsidiary purchases all products and renders services in China, and receives payment from customers in China using Chinese Renminbi as the functional currency.  The Company does not engage in currency hedging.

We incurred a foreign currency translation gain of $545,233 for the year ended December 31, 2005 as compared with no foreign currency translation gain for the period ended December 31, 2004. On July 21, 2005, China reformed its foreign currency exchange policy, revalued the Renminbi by 2.1 percent and allowed the Renminbi to appreciate as much as 0.3 percent per day against the U.S. dollar. As a result, we implemented different exchange rates in translating Renminbis into U.S. dollars in our financial statements for fiscal year 2005, the exchange rates of 8.07, 8.19 and 8.28 were implemented in calculating the assets and liabilities, revenue and expenses, and shareholders’ equity, respectively, which results in a $545,233 foreign currency translation gain in fiscal 2005.

Chinese Economic, Fiscal, Monetary and other Policy

The Company’s operating subsidiary Golden is located in China and the Company uses RMB as its functional currency, therefore, changes in Chinese economic, fiscal, monetary or political policies could materially affect our operations and investors. See Item 3 “- Key Information - D. Risk Factors - Risks Related to Doing Business in China” for more details.

B. Liquidity and Capital Resources

As of December 31, 2005, we had cash and cash equivalents of $2.3 million.

The Company is substantially debt-free and no credit facility has been applied for by the Company. In April 2006, the Company completed a private placement of its common shares to 3 accredited investors. As a result of this private placement, we raised $8,000,000 in gross proceeds, which left us with approximately $7,350,000 in net proceeds after the deduction of approximately $650,000 of offering expenses. The net proceeds will be used for the Company’s working capital and acquisition plan.

We have no material commitments for capital expenditures as of June 8, 2006. As part of our business strategy, we may acquire other businesses engaged in similar or complementary industries if the appropriate opportunity arises. In that event, we may need to raise more capital from the equity market to finance such acquisition. However, we believe that our currently available working capital, after receiving the aggregate proceeds of the capital raising activities referred to above, should be adequate to sustain our operations at our current levels through at least the next twelve months.

C. Research and Development

We have established a strategic partnership with Beijing University under which we will provide funds to Beijing University for the research and development of video surveillance and security products. Under the Agreement, we have agreed to provide Beijing University a maximum amount of RMB 2,000,000. Management anticipates that the RNB 2,000,000 will be provided during 2006 and 2007.

D. Trend Information

Please see Item 3 “- D. Risk Factors,” Item 4 “- Information On the Company” and “ - Opportunities and Challenges” for a discussion of the most recent trend in our operation costs and revenues since the end of 2004. In addition, please refer to discussion included in this Item for a discussion of known trends, uncertainties, demands or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations and profitability or capital resources.

E. Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Below is a brief summary of the payment obligations under materials contracts to which we are a party.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$93,286	$34,982	$58,304	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	0	0	0	0	0
Total	$93,286	$34,982	$58,304	0	0

G. Safe Harbor

Please see “Special Note Regarding Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth our current directors and executive officers, their ages and the positions they hold.

NAME	AGE	POSITION
Guoshen Tu	41	CEO and Director
Jianguo Jiang	40	COO and Director
Jinxu Wu	35	CFO
Lingfeng Xiong	54	Vice President, Director and Secretary
Yong Zhao	43	Chief Technology Officer
Terence Yap	35	Vice Chairman of the Board and Vice President
Yan Lam	28	Director

Biographical Information

Guoshen Tu.  Mr. Tu has been our CEO and a director since September 2005.  He has extensive experience in the security and surveillance industry.  Mr. Tu has served as the Chairman, CEO and Secretary of Golden Group Corporation (Shen Zhen) Limited since 2001. Mr. Tu currently serves as the Chairman of Shenzhen Guangdian, Shenyang Golden Digital Technology Co. Ltd., Jiangxi Golden Digital Technology Co. Ltd. (“Jiangxi Golden”), Jian Golden An Ke Technology Co. Ltd. and Jiangxi Golden Motuo Che Zhizhao Co. Ltd. He is not involved in the daily management of these companies. Mr. Tu holds his position as the Chairman of Jiangxi Golden through his brother. Mr. Tu received a Master degree majored in Philosophy from Zhejiang University in 1992.

Jianguo Jiang. Mr. Jiang has served as our Chief Operating Officer since April 2006 and our director since February 2006.  From 2003 to 2005, Mr. Jiang has served as the president in Shenzhen Yuan Da Wei Shi Technology Limited where he was responsible for strategic decision-making and market expansion. From 1999 to 2003, Mr. Jiang worked for Shenzhen Shi Xun Tong Electronics Ltd. as a general manager where he was responsible for supervising daily operations and marketing activities.

Jinxu Wu.  Mr. Wu has been our Chief Financial Officer since September 2005. He has served as the CFO of Golden since 2004.  He has experience in corporate financial activities. From 2000 to 2004, he worked as a financial manager for Shenzhen Shi Roydatas Technical Limited where he supervised financial statements, financing activities, capital allocation and internal controls. Mr. Wu has a Master degree in Economics from Jinan University and is a CPA in China.

Lingfeng Xiong.  Mr. Xiong has been our Vice President, Secretary and our director since September 2005.  He has served as the Vice President of Golden since 2001 and supervises its human resources and public relationships.  He served in various government positions before joining Golden, including the vice mayor of Taihe county of Jiangxi Province. Mr. Xiong is a senior engineer and has a bachelor degree in engineering.

Yong Zhao. Dr. Zhao has been our Chief Technology Officer since February 2006. Dr. Zhao has been a director of Mobile Video Networking Lab and an associate professor of Graduate School (Shenzhen) of Beijing University since 2004. His major responsibilities include supervising the research and development activities in the lab and providing valuable advice and instructions in key projects. From 2000 to 2004, Dr. Zhao worked as a technology consultant for Honeywell Corporation, Ottawa, Canada, which is one of the 30 biggest companies listed on the Dow Jones index, where he was responsible for the development of core technology and supervising research and development activities.  Dr. Zhao spends about 60% of his business time on our affairs and approximately 40% of his business time on the affairs of Mobile Video Networking Lab and Graduate School (Shenzhen) of Beijing University. Dr. Zhao worked as a post-doctoral fellow at the Department of ECE of the Concordia University, Canada from 1997 to 2000.

Terence Yap. Mr. Yap has served as our Vice President since May 2006 and our director since March 2006. Since 2002, Mr. Yap has served as the President, CEO and a director of Digital Network Alliance International, Inc., a Delaware company, which is engaged in the business of providing satellite Internet connections to customers in the Asia Pacific region. Digital Network Alliance International, Inc., is a reporting company with the U.S. Securities and Exchange Commission. From 2000 to 2002, he was the Director of Business Development for Skyhub Asia Co., Ltd., where he was responsible for the development of partnerships and alliances with various partners in Hong Kong and within the Asia Pacific region.  Skyhub Asia’s main line of business was the provision of satellite services within the Asia Pacific region.  Mr. Yap has a MBA from the Chinese University of Hong Kong. Mr. Yap spends approximately 60% of his time on our affairs and approximately 40% of the time on his other business obligations.

Yan Lam.  Ms. Lam has served as our director since September 2005.  She has extensive accounting and financial experiences. Ms. Lam has been with First Asia Financial Group since 2005 where she assists the President in international business development and investor relations. From 2004 to 2005, she worked as an analyst at New Investment Ltd. where she prepared comprehensive investment proposals for key decision makers and assisted in making decisions.  During 2003, Ms. Lam served as an assistant auditor at Myis Consulting LLP where she assisted in providing consulting services and implementing auditing programs for large Japanese clients. She received degrees in financing and accounting from Indiana University at Bloomington in 2002.

Family Relationships

There are no family relationships among our directors or officers.

Understandings with Respect to Directors and Senior Management

There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

B. Compensation

Director Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We do reimburse each director for reasonable expenses related to such director’s attendance at board of directors and committee meetings.

Executive Compensation

We do not have written employment agreements with our executive officers. Under our verbal agreements with our executive officers, each of them receive a monthly salary of approximately $1,250 (RMB 10,000). All of our executive officers are entitled to another approximately $15,000 (RMB 120,000) per year upon reaching certain performance thresholds.

C. Board Practices

Board Composition and Committees

The board of directors is currently composed of five members. All Board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

We do not currently have a standing audit, nominating or compensation committee. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. The Company intends to establish an audit committee, a governance and nominating committee and a compensation committee of the board of directors as soon as is practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The governance and nominating committee will be responsible for nominating directors to our board and will also be generally responsible for overseeing our corporate governance policies and practices. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Code of Ethics

On June 9, 2006, our Board of Directors adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.  The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.

D. Employees

We have approximately 299 full-time employees, 69 of them are administrative and accounting staff, 70 of them are research and development staff and 160 of them are engineers and sales staff. As mentioned above, we will acquire four related companies in or about October 2006. Upon the completion of such acquisitions, the total number of our employee is expected to reach approximately 460.

Approximately 142 employees are located in Shenzhen and the rest of the employees are located in various branches throughout China.

Approximately 80% of the Company’s employees have bachelor degrees and most of those majored in computer sciences.

Our employees have trade unions which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members.  We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

 As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees.  Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments.  We are required to contribute to the plan at the rate of 23% of the average monthly salary.  As of date of this report, we have complied with the regulation and paid the state pension plan as required by the law.

In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We have purchased social insurance for part of our employees. For those who we did not purchase social insurance, the premium is added into their salary so that they could purchase social insurance in their individual capacity at the location of their recorded residences.

With the expansion of our business operations and the planned acquisition of the four related companies as discussed in Item 7 below, we expect that the number of our employees will increase in the next 12 months.

E. Share Ownership

Several of our current and former directors and executive officers own shares of the Company’s common stock, as set forth below. See below under the heading “Major Shareholders and Related Party Transactions - Major Shareholders.” Except as noted in such section, no such person has any options, warrant or other rights to acquire additional securities of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Current Holdings of Major Shareholders, Executive Officers and Directors

The following table sets forth, as of June 5, 2006, the stock ownership of each executive officer and director of the Company, of all the executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted. All shares have identical voting rights. All of the above shareholders of the Company live and work outside of the United States.

Name and Address	Number of Shares Beneficially Owned	Percent of Class (5)

Guoshen Tu(1) (4)	13,627,500(2)	55.6%

Lingfeng Xiong (1)	60,000	*

Jinxu Wu(1)	0	*

Yong Zhao(1)	0	*

Terence Yap(1)	100,000	*

Yan Lam(1)	0	*

Jianguo Jiang(1)	200,000	*

Xinghua Chen(3)	500,000	*

All Current Officers and Directors as a Group (8 in number)	14,487,500	59.1%

Whitehorse Technology Ltd. (4)	13,627,500	55.6%

Li Zhi Qun (6)	13,627,500	55.6%

Total shares owned by persons named above	14,487,500	59.1%
* Less than 1%.

(1) The person is an officer, a director or both.

(2) Includes 11,000,000 shares owned by Whitehorse Technology Limited, a corporation. Guoshen Tu is the sole owner of Whitehorse and may be deemed the beneficial owner of these shares. The total also includes the shares owned by Li Zhi Qun, who is Mr. Tu’s wife. Mr. Tu may be deemed the beneficial owner of these shares as well.

(3) On January 23, 2006, Xinghua Chen resigned as a Director of the Company. On January 24, 2006, the Board of Directors appointed Jianguo Jiang, age 40, as a replacement director.

(4) Includes 2,627,500 shares owned by Li Zhi Qun, who is Mr. Tu’s wife.

(5) A total of 24,524,667 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(6) Includes 11,000,000 shares owned by Whitehorse Technology Limited, a corporation. Li Zhi Qun’s husband Guoshen Tu is the sole owner of Whitehorse and may be deemed the beneficial owner of these shares.

Material Transactions in Common Stock

The Company has undergone a change of control in connection with the transactions closing on September 12, 2005, including the Reverse Acquisition and the related private placement.

On September 12, 2005, the Company issued 8,138,000 shares of common stock to acquire all of the outstanding shares of Safetech from Safetech’s shareholders. At the same time, Whitehorse Technology Limited of which our CEO and director is the sole owner acquired 8,862,000 shares, or approximately 67.82% of our then issued and outstanding common stock, from First Asia International Holdings Ltd., previously the largest shareholder of the Company. Whitehorse Technology Limited was prior to that time the largest shareholder of Safetech, and it completed the share purchase on its own behalf and as an agent for the other shareholders of Safetech for a purchase price of US $850,000, or approximately $0.096 per share. Immediately following these transactions, we had a total of 21,558,000 shares issued and outstanding, of which 17,000,000, or approximately 78.86%, were owned by persons who were previously shareholders of Safetech. Our existing shareholders prior to the Reverse Acquisition retained ownership of 4,558,000 shares, or approximately 21.14% of our issued and outstanding stock.

The Company entered into a consulting service agreement with Terence Yap on February 8, 2006. Pursuant to the agreement, the Company issued 100,000 shares of its common stock to Terence Yap on March 1, 2006 in exchange for consulting services valued at $350,000, which are to be provided to the Consultant from February 8, 2006 to October 31, 2006.

On March 10, 2006, we issued 200,000 shares of Common Stock to Jianguo Jiang, the Chief Operating Officer and director of the Company, in connection with acquisition of Yuan Da.

On April 4, 2006, we entered into a Securities Purchase Agreement (“Security Purchase Agreement”) with certain investors for the sale of 2,666,667 shares of our common stock at a price of $3.00 per share, or an aggregate total of $8,000,000.

Prior to closing under the Securities Purchase Agreement , we had a total of 21,858,000 shares of common stock issued and outstanding.   Following closing, we had a total of 24,524,667 shares issued and outstanding.   In conjunction with the closing of the transaction, we also issued a warrant to purchase 416,667 shares of common stock to Brean Murray Carret & Co. as compensation for their financial services.   A total of 150,000 of the warrants are exercisable at a price of $3.80 per share, which is the closing bid price for our stock as of the date of closing under the Agreement, and a total of 266,667 of the warrants are exercisable at a price of $3.00 per share.  All of the warrants have a term of 5 years.

In conjunction with execution of this Securities Purchase Agreement, we also executed a Registration Rights Agreement under which we are obligated, within 45 days after the closing date to file a registration statement on Form F-1, or other available form, to register the shares issued to Brean Murray Carret & Co. as well as the shares underlying the warrants issued in connection therewith for resale.  Brean Murray Carret & Co. will be entitled to recovery of monetary damages, as well as specific performance if the Company fails to file the Registration Statement or failed file it on a timely basis.  We are obligated to use our best efforts to cause the registration statement to be declared effective within 180 days of the closing date, and may be liable for payment of penalties to the Investors in the event the registration statement is not declared effective within the 180-day period.

The Securities Purchase Agreement also includes provisions requiring the transfer of  “make good” shares from Guoshen Tu, the Company’s CEO, to the investors in the event our consolidated financial statements reflect after-tax net income which is less than certain specified amounts for either of the fiscal years ending December 31, 2006 and December 31, 2007.   In order to satisfy his obligations under this provision, Mr. Tu has agreed to deposit a total of 2,044,126 shares in escrow with the Manhattan Transfer Registrar Company, our transfer agent.  In the event that our after-tax net income is less than $17,490,000 for the fiscal year ending December 31, 2006, Mr. Tu is required to transfer to the Investors on a pro rata basis for no purchase price, a total of 1,022,063 shares, and in the event our after-tax net income is less than $34,100,000 for the fiscal year ending December 31, 2007, Mr. Tu is required to transfer to the Investors on a pro rata basis for no purchase price, an additional 1,022,063 shares.  For purposes of this provision, our after-tax net income is calculated without deducting non-recurring expenses.  Any portion of the make good shares not required to be transferred to the Investors, will be returned to Mr. Tu.

B. Related Party Transactions

During the last three fiscal years, the Company entered into the following transactions with certain related parties, in addition to the share transactions noted above.

The Company has receivables from Jian Golden An Ke Technology Co. Ltd. (“Jian An Ke”), Shenzhen Guangdian, Shenyang Golden Digital Technology Co. Ltd. and Jiangxi Golden, of which our CEO and director Guoshen Tu owns 90%, 60%, 62% and 90%, respectively. Mr. Tu serves as the Chairman of these four companies, but is not involved in the daily management of these companies. Mr. Tu holds his ownership interest in and his position as chairman of Jiangxi Golden through his brother. Shenzhen Guangdian is engaged in the business of manufacturing and distributing security and surveillance products. The other three companies are engaged in the business of distributing security and surveillance products. Pursuant to a Securities Purchase Agreement, dated April 4, 2006, among the Company and certain investors, the Company will acquire these four related companies in or about October 2006. Mr. Tu has verbally agreed to contribute his ownership in these four companies to the Company without consideration. The Company also has receivables from Jiangxi Golden Motuo Che Zhizhao Co. Ltd., a motor and elevator manufacturer controlled by Mr. Tu, arising from certain lease arrangements as discussed below. Our net receivables from related parties were $3,783,198 and $4,152,024 in the fiscal year 2005 and 2004, respectively. In January 2006, the Company entered into an agreement with these related parties pursuant to which the related parties will repay the outstanding amount to the Company by June 30, 2006.

The Company has leased property to Jiangxi Golden, Jian An Ke and Jiangxi Golden Motuo Che Zhizhao Co. Ltd. and of which Guoshen Tu, our CEO and director, beneficially owns 90% and serves as the Chairman. The aggregated annual rental was $438,516 and $478,261 in 2005 and 2004, respectively. The leases expire on December 31, 2007.

The Company entered into a consulting service agreement with Terence Yap on February 8, 2006. Pursuant to the agreement, the Company issued 100,000 shares of its common stock to Terence Yap on March 1, 2006 in exchange for consulting services valued at $350,000, which are to be provided to the Consultant from February 8, 2006 to October 31, 2006.

In October 2005, the Company and Golden entered into an agreement with Yuan Da and its stockholder Jianguo Jiang, our COO and director, which was subsequently amended in April and May 2006. Pursuant to the agreement, as amended, Mr. Jiang sold all the assets of Yuan Da in exchange for 200,000 shares of the Company’s common stock and approximately $125,000 (RMB 1,000,000).

On September 12, 2005, the Company consummated the transactions contemplated by a share exchange agreement among the Company and the owners of the issued and outstanding capital stock of China Safetech Holdings Limited, including Guoshen Tu, our CEO and director, and certain of our other officers and directors. Pursuant to the share exchange agreement, we acquired 100 percent of the outstanding capital stock of China Safetech Holdings Limited in exchange for 8,138,000 shares of our common stock.

The Company made advances to Mr. Xiong during the 2004 fiscal year, which were non-interest bearing and repayable upon demand. The balances due to the Company as of December 31, 2004 were $1,006,806. Such balance has been paid in full.

The Company also received advances from Mr. Tu during the 2005 and 2004 fiscal year which were non-interest bearing and repayable upon demand. The balance due to the Mr. Tu as of December 31, 2005 and 2004 was $69,646 and $13,946, respectively. Such balance will be paid in full before June 30, 2006.

C. Interests of Experts and Counsel

 Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements attached to this report were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the Company, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the China. Certain accounting principles stipulated under U.S. GAAP are not applicable in China.

The Renminbi has been determined to be the functional currency of the Company. The translation adjustments are included in foreign exchange adjustment to other comprehensive income as a component of shareholders’ equity amounted to $545,233 for the year ended December 31, 2005. Other than the year ended December 31, 2005, there was no material gains or losses recognized as a result of translating foreign currencies to the U.S. dollar due to the stability of the RMB currency. No assurance, however, can be given as to the future valuation of the foreign currencies and how further movements in the foreign currencies could affect future earnings of the Company.

The financial statements filed herewith are found in Item 17.

B. Significant Changes

There are no significant changes since December 31, 2005.

ITEM 9. THE OFFER AND LISTING

A. Listing Details

The Company’s capitalization consists of 100,000,000 shares of $0.01 par value common stock of which 24,524,667 shares are issued and outstanding as of June 5, 2006.

The common stock has been quoted on the over-the-counter NASD Electronic Bulletin Board since June 2005 and currently trades under the symbol “CSSTF.OB.” The CUSIP number is G21161 10 7.

In February 2006, the Company submitted an application for listing on the American Stock Exchange, which is pending. No assurances can be given as to whether or when the Company’s application will be approved.

The following table sets forth the quarterly high and low bid prices of a share of our Common Stock as reported by the OTC Bulletin Board for the periods indicated. The quotations listed below reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

	Price (US $)
	High	Low

Annual Information
2001	N/A	N/A
2002	N/A	N/A
2003	N/A	N/A
2004	N/A	N/A
2005	4.50	0.05

Quarterly Information
1st quarter 2004	N/A	N/A
2nd quarter 2004	N/A	N/A
3rd quarter 2004	N/A	N/A
4th quarter 2004	N/A	N/A
1st quarter 2005	N/A	N/A
2nd quarter 2005 (from June 23, 2005)	0.25	0.05
3rd quarter 2005	4.50	0.05
4th quarter 2005	3.00	1.85

Monthly Information
December 2005	3.00	2.25
January 2006	N/A	N/A
February 2006	4.40	3.50
March 2006	4.20	3.50
April 2006	7.25	3.60
May 2006	6.10	8.10

The number of holders of record for our common stock as of June 5, 2006 was 35. This number excludes the 4,130,550 shares of our common stock owned by individual stockholders holding stock under nominee security position listings.

Restrictions on Transfer

Note that shares issued in the Reverse Acquisition and in subsequent private placements are, unless registered for resale, subject to restrictions on transfer, in accordance with the securities laws of the United States.

The transfer agent of the Company is Manhattan Transfer Registrar Company, 57 Eastwood Road, Miller Place, NY 11764, Telephone: (631) 928-7655.

Dividends

We have not paid any dividends on our Common Stock since our inception and do not intend to pay any cash dividends to our stockholders in the foreseeable future.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Listing Details.”

D. Selling Stockholder

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Organization

Charter

Our charter documents consist of our Memorandum of Association and our Articles of Association. The Memorandum of Association loosely resembles the Articles of Incorporation of a United States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. A brief description of our Memorandum of Association and Articles of Association follows. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to this report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

Corporate Powers

We have been registered in the British Virgin Islands since April 8, 2002, under British Virgin Islands International Business Companies Act. Clause 4 of our Articles of Association states that the objects for which we are established are to engage in any act or activity which is not prohibited by any laws in force in the British Virgin Islands.

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

Material Contracts

On September 12, 2005, the Company acquired 50,000 shares of the issued and outstanding capital stock of Safetech, constituting all of the issued and outstanding capital stock of Safetech. The 50,000 shares of Safetech were acquired from the individual shareholders of Safetech in a share exchange transaction in return for the issuance of 8,138,000 shares of common stock of the Company. As a result of this transaction, Safetech became a wholly-owned subsidiary of the Company, and Golden became an indirect wholly-owned subsidiary of the Company. Completion of the transaction resulted in a change in control of the Company.   After the transaction, the Company was no longer a shell company.

Simultaneously with the above Share Exchange Agreement, Whitehorse Technology Limited, a major shareholder of Safetech, purchased from First Asia International Holdings Limited 8,862,000 shares of the issued and outstanding common stock of the Company, representing approximately 67.82% of the issued and outstanding common stock of the Company as of July 21, 2005. Whitehorse paid an aggregate total of $850,000 ($0.0959 per share) in consideration for the stock.

In October 2005, the Company and Golden entered into an agreement with Yuan Da and its stockholders, which was subsequently amended in April and May 2006. Pursuant to the agreement, as amended, Golden acquired all the assets of Yuan Da with 200,000 shares of the Company’s common stock and approximately $125,000 (RMB 1,000,000). Yuan Da was principally engaged in the sales and development of security and surveillance system.

On April 4, 2006, the Company entered into a Securities Purchase Agreement (“Security Purchase Agreement”) with certain investors for the sale of 2,666,667 shares of the Company’s common stock at a price of $3.00 per share, or an aggregate total of $8,000,000.

Prior to closing under the Securities Purchase Agreement , the Company had a total of 21,858,000 shares of common stock issued and outstanding.   Following closing, the Company had a total of 24,524,667 shares issued and outstanding.   In conjunction with the closing of the transaction, the Company also issued a warrant to purchase 416,667 shares of common stock to Brean Murray Carret & Co. as compensation for their financial services.   A total of 150,000 of the warrants are exercisable at a price of $3.80 per share, which is the closing bid price for the Company’s stock as of the date of closing under the Agreement, and a total of 266,667 of the warrants are exercisable at a price of $3.00 per share.  All of the warrants have a term of 5 years.

The Securities Purchase Agreement also includes provisions requiring the transfer of  “make good” shares from Guoshen Tu, the Company’s CEO, to the Investors in the event the Company’s consolidated financial statements reflect after-tax net income which is less than certain specified amounts for either of the fiscal years ending December 31, 2006 and December 31, 2007.   In order to satisfy his obligations under this provision, Mr. Tu has agreed to deposit a total of 2,044,126 shares in escrow with the Manhattan Transfer Registrar Company, the Company’s transfer agent.  In the event that the Company’s after-tax net income is less than $17,490,000 for the fiscal year ending December 31, 2006, Mr. Tu is required to transfer to the Investors on a pro rata basis for no purchase price, a total of 1,022,063 shares, and in the event the Company’s after-tax net income is less than $34,100,000 for the fiscal year ending December 31, 2007, Mr. Tu is required to transfer to the Investors on a pro rata basis for no purchase price, an additional 1,022,063 shares.  For purposes of this provision, the Company’s after-tax net income is calculated without deducting non-recurring expenses.   Any portion of the make good shares not required to be transferred to the Investors, will be returned to Mr. Tu.

In conjunction with the execution of the above Securities Purchase Agreement, the Company also executed a Registration Rights Agreement under which the Company is obligated, within 45 days after the closing date, to file a registration statement on Form F-1, or other available form, to register the shares issued to Brean Murray Carret & Co. as well as the shares underlying the warrants issued in connection therewith for resale.   The company is obligated to use its best efforts to cause the registration statement to be declared effective within 180 of the Closing Date, and may be liable for payment of penalties to the Investors in the event the registration statement is not declared effective within the 180-day period.

In April 2006, the Company entered into a lease agreement with Shenzhen Huiye Technology Co. Ltd. (“Huiye”) pursuant to which the Company leases 3,288 square meters of office space and manufacturing facilities from Huiye. The lease has a two-year term which runs from April 16, 2006 to April 15, 2008. The rent is free from April 16, 2006 to June 15, 2006. Thereafter, the monthly rent will be approximately $1.38 (RMB 11) per square meter.

On February 17, 2006, Jiuding Group entered into a cooperation agreement with Gradate School (Shenzhen) of Beijing University (“GSBU”) to conduct research in the field of video surveillance. GSBU agreed to provide office and laboratory facilities, and to conduct research. Jiuding Group agreed to furnish the necessary equipment in addition to providing approximately $250,000 (RMB 2 million) in total Shenzhen.

The Company entered into a consulting service agreement with Terence Yap on February 8, 2006. Pursuant to the agreement, the Company issued 100,000 shares of its common stock to Terence Yap on March 1, 2006 in exchange for consulting services valued at $350,000, which are to be provided to the Company from February 8, 2006 to October 31, 2006.

Exchange Controls

BVI and Hong Kong

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of the Company’s common stock or on the conduct of its operations either in Hong Kong, where its principal executive offices are located, or the BVI, where it is incorporated. There are no material BVI laws which impose any material exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of its common stock. BVI law and the Company’s Memorandum and Articles of Association impose no material limitations on the right of non-residents or foreign owners to hold or vote the Company’s common stock.

China

China imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People's Bank of China (“PBOC”) publishes a daily exchange rate for Renminbi (the “PBOC Exchange Rate”) based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on April 1, 1996 and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control (the “Regulations”) conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, Article 5, which provides that the Chinese Government shall not impose restrictions on recurring international payments and transfers.

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

Currently, foreign investment enterprises ("FIEs") are required to apply to the SAFE for foreign exchange registration certificates. These certificates are subject to review and renewal by the SAFE on an annual basis, Once an FIE obtains this certificate or a foreign exchange sales notice from the SAFE (which is obtained on a transaction-by-transaction basis), upon fulfilling certain other conditions, the FIE may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs. The above requirements will not limit our ability to declare dividends in the future, if ever declared.

Dividends and Paying Agents

We have not paid any dividends on our Common Stock since our inception and do not intend to pay any cash dividends to our stockholders in the foreseeable future. Accordingly, we have not made arrangements for the payment of dividends to nonresident holders of shares of Common Stock.

Statement by Experts

Not applicable.

Taxation

The following is not intended to be, nor should it be considered to be, legal or income tax advice to any particular Company shareholder or relied upon for tax planning purposes. Accordingly each shareholder should consult their own independent tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of Discussion

Authority

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holder

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holder

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “BVI Income Tax Consequences” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Preferential Dividend Rates not Applicable

The Company will not be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) because there is no tax treaty between the United States and the BVI. (See “BVI Income Tax Consequences” below). Thus, dividends paid by the Company will not be “qualified dividend income” subject to the preferential tax rates applicable to long-term capital gains for taxable years beginning after December 31, 2002 and before January 1, 2011.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

The Company does not anticipate that a U.S. Holder will incur foreign income tax on dividends paid on the Common Shares (See “BVI Income Tax Consequences” below). Notwithstanding, a U.S. Holder that pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “ PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2005, and does not expect that it will be a PFIC for the taxable year ending December 31, 2006. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

BVI Income Tax Considerations

Because the Company was incorporated under the International Business Companies Act of the British Virgin Islands, the BVI does not impose a withholding tax on dividends paid by the Company to holders of Common Shares. Nor does the BVI levy any capital gains or income taxes on the Company. Further, a holder of Common Shares who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the Common Shares. Holders of Common Shares are not subject to BVI income tax on gains realized on the sale or disposition of the Common Shares.

The Common Shares are not subject to transfer taxes, stamp duties or similar charges. However, as an exempted company, the Company is required to pay the BVI government an annual license fee based on the Company's stated authorized capital.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company deposits surplus funds with Chinese banks earning daily interest. The Company does not invest in any instruments for trading purposes. The Company’s operations is not sensitive to fluctuations in exchange rates and does not have any long-term debt instruments. The trade accounts due and trade accounts payable for the Company approximate fair value.

For financial reporting purposes, Renminbi (RMB) has been translated into United States dollars as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income - foreign currency translation adjustments.” Gains and losses resulting from foreign currency transactions are included in other comprehensive income (expenses) with a foreign currency translation gain amounted to $545,233.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Not applicable.

ITEM 16B. CODE OF ETHICS.

Not applicable.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
AND SUBSIDIARIES

CONTENTS

Pages

Reports of Independent Registered Public Accounting Firms	64 - 65

Consolidated Balance Sheets as of December 31, 2005 and 2004	66

Consolidated Statements of Income and Comprehensive Income for the
years ended December 31, 2005, 2004 and 2003	67

Consolidated Statements of Changes in Shareholders’ Equity for the
years ended December 31, 2005, 2004 and 2003	68

Consolidated Statements of Cash Flow for the years ended December 31,
2005, 2004 and 2003	69 - 70

Notes to Consolidated Financial Statements as of December 31, 2005,
2004 and 2003	71 - 87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

China Security & Surveillance Technology, Inc.

We have audited the accompanying consolidated balance sheet of China Security & Surveillance Technology, Inc. and subsidiaries as of December 31, 2005 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Security & Surveillance Technology, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

GHP Horwath, P.C.
Denver, Colorado
May 25, 2006

Child, Van Wagoner & Bradshaw, PLLC
A Professional Limited Liability Company of CERTIFIED PUBLIC ACCOUNTANTS

5296 S. Commerce Dr., Suite 300, Salt Lake City, UT 84107  PHONE: (801) 281-4700 FAX: (801) 281-4701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
China Security & Surveillance Technology, Inc.

We have audited the accompanying consolidated balance sheet of Golden Group Corporation (Shenzhen) Ltd. (predecessor to China Security & Surveillance Technology, Inc.) as of December 31, 2004, and the related statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Group Corporation (Shenzhen) Ltd. (predecessor to China Security & Surveillance Technology, Inc.) as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah
September 1, 2005

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
Expressed in US dollars

ASSETS
	December 31, 2005	December 31, 2004

CURRENT ASSETS
Cash and cash equivalents	$2,276,915	$33,298
Accounts receivable, net	11,642,823	4,306,774
Related party receivables	3,783,198	-
Inventories, net	5,311,293	6,012,019
Advances to suppliers	1,492,512	3,272,371
Other receivables	415,455	78,513
Deferred tax assets - current portion	129,712	-
Total current assets	25,051,908	13,702,975

Plant and equipment, net	1,951,566	2,006,318
Land use rights, net	1,142,182	1,140,797
Intangible assets	511,127	-
Related parties receivables	-	4,152,024

Due from directors	-	1,006,806
Deferred tax assets - non-current portion	459,889
TOTAL ASSETS	$29,116,672	$22,008,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accruals	$1,839,609	$4,779,187
Taxes payable	1,115,356	415,231
Payable for acquisition of business	592,846	-
Deferred income	887,469	-
Due to director	69,646	13,946
Total liabilities (all current)	4,504,926	5,208,364

SHAREHOLDERS’ EQUITY
Common stock, $0.001 par value; 100,000,000 shares authorized 21,558,000 (2005) and 17,000,000 (2004) shares issued and outstanding	215,580	170,000
Additional paid-in capital	4,494,565	4,540,145
Retained earnings	18,552,610	12,090,411
Reserve	803,758	-
Accumulated other comprehensive income	545,233	-
Total shareholders’ equity	24,611,746	16,800,556
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,116,672	$22,008,920

See accompanying notes to the consolidated financial statements.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

	2005	2004	2003

Revenues	$32,688,582	$16,055,704	$11,794,869

Cost of goods sold	23,473,009	8,796,374	7,580,845

Gross profit	9,215,573	7,259,330	4,214,024

Selling and marketing	287,980	391,238	499,578

Advertising	6,553	5,871	-

General and administrative	1,182,531	506,813	317,504

Depreciation and amortization	259,667	224,629	134,885

Income from operations	7,478,842	6,130,779	3,262,057

Rental income from related parties	438,516	478,261

Other income (expense), net	129,090	(11,610)	6,818

Income before income taxes	8,046,448	6,597,430	3,268,875

Income taxes	780,491	873,404	516,752

Net income	7,265,957	5,724,026	2,752,123

Foreign currency translation gain	545,233	-	-

COMPREHENSIVE INCOME	$7,811,190	$5,724,026	$2,752,123

NET INCOME PER SHARE
BASIC AND DILUTED	$0.39	$0.34	$0.16

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASIC AND DILUTED	18,521,479	17,000,000	17,000,000

See accompanying notes to the consolidated financial statements.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

	Common Stock
	Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Statutory surplus reserve fund	Total

BALANCE AT JANUARY 1, 2003	17,000,000	$170,000	$4,540,145	$3,614,262	$-	$-	$8,324,407

Net income for the year	-	-	-	2,752,123	-	-	2,752,123

BALANCE AT DECEMBER 31, 2003	17,000,000	170,000	4,540,145	6,366,385	-	-	11,076,530

Net income for the year	-	-	-	5,724,026	-	-	5,724,026

BALANCE AT DECEMBER 31, 2004	17,000,000	170,000	4,540,145	12,090,411	-	-	16,800,556

Common stock issued for consulting services	1,420,000	14,200	(14,200)	-	-	-	-

Common shares issued to previous Apex
shareholders (Note 1)	3,138,000	31,380	(31,380)	-	-	-	-

Foreign currency translation	-	-	-	-	545,233		545,233

Net income for the year	-	-	-	7,265,957	-	-	7,265,957

Transfer	-	-	-	(803,758)	-	803,758	-

BALANCE AT DECEMBER 31, 2005	21,558,000	$215,580	$4,494,565	$18,552,610	$545,233	$803,758	$24,611,746

See accompanying notes to the consolidated financial statements.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,265,957	$5,724,026	$2,752,123
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	259,667	224,629	134,885
Allowance for doubtful accounts	-	239,448	-
Deferred taxes	(589,601)	-	-

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(7,269,715)	526,337	(1,628,701)
Related party receivables	368,826	(887,926)	(703,030)
Other receivable	(336,942)	(78,513)	-
Inventories	770,871	(4,537,036)	(115,912)
Advances to suppliers	1,779,859	114,356	(1,134,890)

(Decrease) increase in:
Accounts payable and accruals	(3,630,214)	(392,743)	1,138,809
Payable for acquisition of business	592,846	-	-
Deferred income	887,469	-	-
Customer deposits	-	(540,749)	540,749
Tax payable	700,125	292,032	35,137
Net cash provided by operating activities	799,148	683,861	1,019,170

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in progress	-	676,387	(676,387)
Additions to fixed assets	(48,898)	(786,914)	-
Net cash outflow on acquisition of net assets of Yuan Da Wei Shi Technology Limited (net of cash acquired)	(30,231)	-	-
Net cash used in investing activities	(79,129)	(110,527)	(676,387)

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash received from (advanced to) directors	1,062,506	(1,055,891)	72,149
Net cash provided by (used in) financing activities	1,062,506	(1,055,891)	72,149

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,782,525	(482,557)	414,932

Effect of exchange rate changes on cash	461,092	-	-
Cash and cash equivalents, at beginning of year	33,298	515,855	100,923

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,276,915	$33,298	$515,855

SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid	$1,403,551	$620,849	$438,151

See accompanying notes to the consolidated financial statements.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

Supplemental Schedule of Non cash Investing and Financing Activities

(a)	The Company purchased net assets of Yuan Da Wei Shi Technology Limited for $630,021 as detailed in note 3. In conjunction with the acquisition, liabilities were assumed as follows:-

Fair value of net assets acquired	$630,021
Cash paid	37,175
Amount owed at December 31, 2005	$592,846

(b)	1,420,000 shares of common stock were issued to consultants for services provided to the Company during 2005 in connection with the acquisition of Safetech by Apex (Note 1).

See accompanying notes to the consolidated financial statements.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Apex Wealth Enterprises Limited (“Apex” or the “Company”) was incorporated in the British Virgin Islands in April 2002 with an authorized capital of $50,000 divided into 50,000 shares of common stock at $1 par value and operated as a corporation under the International Business Companies Ordinance of 1984. On August 1, 2002, the authorized capital was subdivided into 500,000 shares of common stock at $0.01 par value. On May 12, 2003, the authorized capital was increased to $1,000,000, which was divided into 100,000,000 shares of common stock at $0.01 par value. Apex was a development stage company whose significant activities consist of organization, the registering and offering of shares, and forming a subsidiary company in the People’s Republic of China (“PRC” or “China”) to apply for a consultancy license, and business development.

On July 23, 2005, Apex executed a Stock Purchase Agreement and an Agreement for Share Exchange. Both agreements closed on September 12, 2005. Under the Stock Purchase Agreement, Whitehorse Technology Ltd. (“Whitehorse”), purchased a total of 8,862,000 shares, or approximately 66.04% of the issued and outstanding common stock of Apex, from First Asia International Holdings Ltd. Whitehorse is the largest shareholder of China Safetech Holdings Limited (“Safetech”), a British Virgin Islands corporation. Safetech is the investment holding vehicle of the entire equity interest of Golden Group Corporation (Shenzhen) Ltd. (“Golden”). Golden is a corporation in the PRC engaged in the business of the manufacturing and distribution of security and surveillance systems, which integrates development, manufacturing, marketing, and maintenance of digital video surveillance and network communication together.

Simultaneously with the closing under the Stock Purchase Agreement, Apex issued a total of 8,138,000 shares of its common stock to the shareholders of Safetech under the Agreement for Share Exchange. Through the share exchange, Apex acquired 50,000 shares of the issued and outstanding stock of Safetech, which constituted 100% of its issued and outstanding stock from the individual shareholders of Safetech. As a result of the transaction, Safetech and Golden became wholly-owned subsidiaries of Apex.

The acquisition of Safetech by Apex has been recorded as a reverse acquisition based on factors demonstrating that Safetech represents the accounting acquirer. The shareholders of Safetech received 17,000,000 shares (or approximately 78.86%) of the post-acquisition common stock of Apex. In addition, post-acquisition management personnel and the board members of the Company now consist of individuals previously holding position with Safetech. The historical shareholders’ equity of Safetech prior to the exchange has been retroactively restated (a recapitalization) for the equivalent number of shares received in the exchange after giving effect to any differences in the par value of the Apex and Safetech common stock, with an offset to additional paid-in capital. The restated consolidated retained earnings of the accounting acquirer (Safetech) have been carried forward after the exchange.

On February 8, 2006, Apex changed its name to China Security and Surveillance Technology Inc. (“CSST” or the “Company”). The Company’s board of directors authorized changing its fiscal year from that used in its most recent filing. The new fiscal year will be December 31, and the Company is filing an annual report on Form 20-F for the year ended December 31, 2005.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Consolidation

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

(b)	Economic and Political Risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

(c)	Plant and Equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Building	20 years
Leasehold improvement	10 years
Plant and equipment	5 years
Electronics equipment	5 years
Motor Vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to the statement of income as incurred, whereas significant renewals and betterments are capitalized.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Intangible Assets

Intangible assets represent a surveillance recording system acquired from Yuan Da Wei Shi Technology Limited (see note 3). The value was established by an independent accounting firm. The value of the recording system is to be amortized using the straight-line method over its estimated useful life of five years.

(e)	Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

There were no impairments of long-lived assets as of December 31, 2005 and 2004.

(f)	Deferred Income

Deferred income represents amount billed for contracts for supply and installation of security and surveillance equipment which have not been fully completed at the balance sheet date in accordance with accounting policy note 2(m).

(g)	Inventories

Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs. Declines in net realizable value of inventory for the years ended December 31, 2005, 2004 and 2003 amounted to $0, $41,984 and $0.

In 2005, approximately 50% of total inventory purchases were from 3 suppliers.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Accounts Receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(i)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(j)	Advances to Suppliers

Advances to suppliers represent the cash paid in advance for purchasing of inventory items from suppliers.

(k)	Land Use Rights

According to the laws of China, the government owns all the land in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of the rights.

The Company paid in advance for the lease of three parcels of land for 48 to 50 year time periods, consisting of approximately $1,361,467. The lease periods began in 1997 and expire during 2045 and 2047. The amount is being amortized and recorded as expense over the 48-50 year terms of the leases. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), effective January 1, 2002. Under SFAS 142, finite lived intangible assets are amortized over their lives, and are reviewed annually for impairment, or more frequently, if indications of possible impairment exist. The Company has performed the requisite annual transitional impairment tests on intangible assets and determined that no impairment adjustments were necessary.

(l)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, related party receivables and payables, advances to suppliers, other receivables, taxes payable and accounts payable. Management has estimated that the carrying amount approximates their fair value due to their short-term nature. The fair value of the related party receivables and amounts due to (from) directors is not practicable to estimate due to the related party nature of the underlining transactions.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Revenue Recognition

The Company derives the bulk of its revenue from the supply and installation of security and surveillance equipment and the two deliverables do not meet the separation criteria under EITF issue 00-21. The installation is not considered to be essential to the functionality of the equipment having regard to the following criteria as set out in SAB 104:

(i)	The security and surveillance equipment is a standard product with minor modifications according to customers’ specifications;

(ii)	Installation does not significantly alter the security and surveillance equipment’s capabilities; and

(iii)	Other companies which possess the relevant licenses are available to perform the installation services.

Accordingly, the portion of the contract price which is not payable until the installation service is completed is deferred until the completion of the installation service and the balance of the contract piece is recognized as revenue upon delivery and acceptance of the security and surveillance equipment by the customers.

Revenue from the outright sale of security and surveillance equipment is recognized when delivery occurs and risk of ownership passes to the customers.

(n)	Advertising Costs

The Company expenses advertising costs as incurred or the first time advertising takes place.

(o)	Foreign Currency Translation

The functional currency of the Company is Renminbi (RMB) and the RMB is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Foreign Currency Translation (continued)

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of shareholders’ equity. The exchange rates adopted are as follows:-

	2005	2004	2003
Year end RMB : exchange rate	8.07	8.28	8.28
Average yearly RMB : exchange rate	8.19	8.28	8.28

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation

(p)	Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the consolidated statements of income as incurred. The retirement benefit expenses for 2005, 2004 and 2003 were $34,560, $30,651 and $36,923, respectively and are included in general and administrative expenses.

(q)	Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

(r)	Income Taxes

Income tax expense is based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. In accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. There were no outstanding dilutive securities during 2005, 2004 and 2003.

(t)	Reclassifications

Certain amounts reported in the 2004 and 2003 financial statements have been reclassified to conform to the 2005 presentation.

(u)	Recent Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (FAS 123 (R)). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the ability to account for these instruments under the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value, which is amortized to expenses over the requisite periods. The requirements of FAS 123(R) were effective for interim periods beginning after June 15, 2005. The Securities and Exchange Commission (SEC) has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. We adopted this new standard on January 1, 2006, using the modified prospective method and the Black-Scholes valuation model. Because the Company had not recorded any compensation cost in its Statement of income and comprehensive income prior to the adoption of FAS 123(R), no cumulative effect adjustment was recorded upon adoption. Our adoption of FAS 123(R) may have a material impact on future net income and net income per share.

In May 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections" (FAS 154), a replacement of Accounting Principles Board ("APB") Opinion No. 20 and FAS No. 3. FAS 154 changes the requirement for the accounting for and reporting of a change in accounting principles. FAS 154 apply to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of FAS 154 will be effective for accounting changes made in fiscal years beginning after December 15, 2005. It is not expected that FAS 154 will have a material effect on our financial position or results of operations.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Recent Accounting Pronouncements (continued)

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 generally applies to long-lived assets and requires a liability to be recognized for a conditional asset retirement obligation if the fair value of that liability can be reasonably estimated. A conditional asset retirement obligation is defined as a legal obligation to perform an activity associated with an asset retirement in which the timing and/or method of settlement are conditional on a future event that may or may not occur or be within the control of the company. A liability should be recognized when incurred (based on its fair value at that date), which generally would be upon the acquisition or construction of the related asset. Upon recognition, the offset to the liability would be capitalized as part of the cost of the asset and depreciated over the estimated useful life of that asset. FIN 47 is effective no later than December 31, 2005. We adopted FIN 47 in the fourth quarter of 2005 without material effect on our financial position or results of operations.

In September 2005, the Emerging Issues Task Force (EITF) ratified EITF 04-13 (EITF 04-13), "Accounting for Purchases and Sales of Inventory with the Same Counterparty." This issue addresses the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction and whether there are circumstances under which such non-monetary exchanges should be accounted for at fair value.  The adoption of EITF 04-13 is effective for new or modified agreements for fiscal periods beginning after March 15, 2006. It is not expected that the adoption of EITF 04-13 will have a material effect on our financial position or results of operations.

In November 2005, FASB Staff Position (FSP) 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The FSP applies to investments in debt and equity securities and cost-method investments. The application guidance within the FSP includes items to consider in determining whether an investment is impaired, in evaluating if an impairment is other-than-temporary and recognizing impairment losses equal to the difference between the investment’s cost and its fair value when an impairment is determined. The FSP is required for all reporting periods beginning after December 15, 2005. Earlier application is permitted. We do not anticipate the amendment will have a material effect on our financial position or results of operations.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Recent Accounting Pronouncements (continued)

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments." FAS No. 155 amends Financial Accounting Standards Board Statements No. 133 and 140. The statement applies to certain hybrid financial instruments, which are instruments that contain embedded derivatives. The new standard establishes a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives or are hybrid financial instruments containing embedded derivatives requiring bifurcation. This new standard also permits an election for fair value re-measurement of any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under FASB Statement No. 133. The fair value election can be applied on an instrument-by-instrument basis to existing instruments at the date of adoption and can be applied to new instruments on a prospective basis. It is not expected that FAS 155 will have a material effect on our financial position or results of operations.

3.	ACQUISITION OF ASSETS AND ASSUMPTION OF LIABILITIES OF YUAN DA WEI SHI TECHNOLOGY LIMITED (“YUAN DA”)

On October 25, 2005, Golden entered into an agreement (“Acquisition Agreement”) with the equity owners of Yuan Da to acquire the business effective December 31, 2005. Yuan Da is a limited liability company established in Shenzhen and was principally engaged in the sales and development of security and surveillance systems. The purchase price consisted of (i) a cash payment of RMB 1,000,000 and (ii) the issuance of 200,000 unregistered shares of common stock of the Company valued at $500,000 (based upon the average closing market price during the twenty days before the date of the agreement.)

The purchase price is being settled in the following manner:-

(i)	A cash payment of RMB300,000 was paid on December 31, 2005.

(ii)	The issuance of 200,000 unregistered shares of common stock of the Company on March 10, 2006.

(iii)	A payable of RMB700,000 was accrued at December 31, 2005 and is to be paid in 2006.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

3.	ACQUISITION OF ASSETS AND ASSUMPTION OF LIABILITIES OF YUAN DA WEI SHI TECHNOLOGY LIMITED (“YUAN DA”) (CONTINUED)

On December 31, 2005, all the assets of Yuan Da were transferred to Golden. The total consideration of US$630,021 was allocated as follows:-

Total assets transferred to the Company:
Cash on hand and bank balance	$6,944
Accounts receivable	43,185
Other receivable	23,148
Inventories	70,146
Fixed assets	79,367
Intangible assets	511,127
Other payables	(103,896)
$630,021

Total cash consideration paid	$37,175

Total payable to Yuan Da:
To be paid in cash	92,846
Common stock issued March 10, 2006	500,000
$630,021

4.	ACCOUNTS RECEIVABLE

The Company provides an allowance for doubtful accounts related to its receivables. The receivables and allowance balances at December 31, 2005 and 2004 are as follows:

	2005	2004

Accounts receivable	$11,653,068	$4,310,593
Employee advances	-	6,166
	11,653,068	4,316,759
Less: Allowance for doubtful accounts	(10,245)	(9,985)
Accounts receivable, net	$11,642,823	$4,306,774

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

5.	INVENTORIES

Inventories consist of the following as of December 31, 2005 and 2004:

	2005	2004

Security and surveillance equipment	$5,354,370	$6,054,003

Less: Allowance for obsolete inventories	(43,077)	(41,984)
Inventories, net	$5,311,293	$6,012,019

6.	DUE FROM DIRECTORS

The Company has made advances to directors, which advances are classified as due from directors on the balance sheets. The advances are non-interest bearing and are repayable upon demand. Since the advances have no fixed repayment terms, they have been classified as non-current assets. The balances due was $1,006,806 at December 31, 2004, which was repaid during 2005.

7.	PLANT AND EQUIPMENT

At December 31, 2005, 2004 and 2003, plant and equipment, at cost, consist of

	2005	2004

Buildings	$2,201,867	$2,146,023
Leasehold improvements	693,988	676,387
Plant and equipment	55,485	243,870
Electronic equipment	137,285	143,820
Motor Vehicle	48,899	-
	3,137,524	3,210,100
Less: Accumulated depreciation	(1,185,958)	(1,203,782)
Plant and equipment, net	$1,951,566	$2,006,318

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 were $231,780 and $197,045 and $107,302 respectively.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

8.	LAND USE RIGHTS

Land use rights consisted of the following as of December 31, 2005 and 2004

	2005	2004

Cost of land use rights	$1,396,896	$1,361,467
Less: Accumulated amortization	(254,714)	(220,670)
Land use rights, net	$1,142,182	$1,140,797

Amortization expense for the years ended December 31, 2005, 2004 and 2003 were $27,887 and $27,584 and $27,583 respectively.

Amortization expense for the next five years and thereafter is as follows:

2006	27,887
2007	27,887
2008	27,887
2009	27,887
2010	27,887
Thereafter	1,002,747
Total	$1,142,182

9.	INTANGIBLE ASSETS

	2005	2004

Intangible assets	$511,127	$-

The Company’s intangible assets represent the value determined by an independent accounting firm for the intellectual property pertaining to a surveillance recording system developed by Yuan Da which was acquired by the Company on December 31, 2005, thus there was no amortization for the year ended December 31, 2005.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

10.	RELATED PARTY RECEIVABLES

The Company has receivables from several companies whose directors and shareholders are common with the Company. All receivables arise from advances made prior to the date of the reverse merger of September 22, 2005 as detailed in note1 and from the rental of landed properties. The receivables are classified as related party receivables on the balance sheets. Since these receivables have no fixed repayment terms as of December 31, 2004, they have been classified as non-current assets as at this date. These receivables as at December 31, 2005 are to be repaid by June 30, 2006 pursuant to the agreements between the Company and these related parties. Accordingly, they have been classified as current assets as at that date. The balances as of December 31, 2005 and 2004 are as follows:

	2005	2004

Related party receivables	$4,018,632	$4,381,487
Allowance for doubtful debts	(235,434)	(229,463)
Related party receivables, net	$3,783,198	$4,152,024

On January of 2006, the Company entered into Agreements of Repayment with the related parties. Pursuant to the agreements, the related parties are to repay the outstanding amounts to the Company by June 30, 2006.

The Company has leased offices to three related parties since January 1, 2004. The leases expire on December 31, 2007 and annual rental income for all periods is RMB3,960,000. Rental income was US$438,516 and US$478,261 in 2005 and 2004, respectively. The rental income from the related parties was included in other income.

11.	DUE TO DIRECTOR

The Company has received advances from a director. The advances are non-interest bearing and are repayable upon demand. The balances due to the director were $69,646 and $13,946 at December 31, 2005 and 2004 respectively.

12.	INCOME TAXES

(a)   Corporation Income Tax (“CIT”)

In accordance with the relevant tax laws and regulations of the PRC for the Shenzhen Special Economic Zone, the corporate income tax rate is 15% for the Company for the years ended December 31, 2005, 2004 and 2003 and future years.

The Company’s tax expense differs from the “expected” tax expense for the years ended December 31, 2005, 2004 and 2003 (computed by applying the CIT rate of 15% to income before income tax of the Company):

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

12.     INCOME TAXES (CONTINUED)

(a)  Corporation Income Tax (“CIT”) (Continued)

	2005	2004	2003

Computed “expected” expense	$1,206,967	$989,614	$490,331
Temporary differences	(589,601)	-	-
Others	163,125	(116,210)	26,421
Income tax expense	$780,491	$873,404	$516,752

The provisions for income taxes for each of the three years ended December 31, 2005, 2004, and 2003 are summarized as follows:

	2005	2004	2003

Current	$1,370,092	$873,404	$516,752
Deferred	(589,601)	-	-
	$780,491	$873,404	$516,752

The tax effects of temporary differences that give rise to the Company's net deferred tax assets as of December 31, 2005 are as follows:

2005

Deferred income tax assets:
Deferred income	$133,120
Depreciation	473,760
Deferred income tax liability:
Allowance for doubtful accounts	(17,279)

Net deferred tax assets	$589,601

Current portion	129,712
Non-current portion	459,889
$589,601

(b) Value Added Tax (“VAT”)

In accordance with the relevant taxation laws in the PRC, the VAT rate for domestic sales is 4%, which is levied on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority. The VAT payable balance was $63,382 and $0 at December 31, 2005 and 2004.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

13.	ADVANCE PAYMENTS

The Company has made payments to unrelated suppliers in advance of receiving merchandize. The advance payments are meant to ensure preferential pricing and delivery. The amounts advanced under such arrangements totaled $1,492,512 and $3,272,371 as of December 31, 2005 and 2004, respectively.

14.	DEFERRED INCOME

Deferred income balances as of December 31, 2005 and 2004 were $887,469 and nil respectively, and represented amount invoiced but deferred as revenue in accordance with the accounting policy in note 2(m).

15.	COMMITMENTS AND CONTINGENCIES

(a) Leases

During 2005 and 2004, the Company’s branches leased offices in various cities in the PRC. The lease agreements expire on various dates through October 15, 2007. Rent expense for the years ended December 31, 2005 and 2004 was approximately $53,000 and $22,000, respectively.

Future minimum lease payments for these office leases for the years ending December 31, 2006 and 2007 amount to $37,000 and $13,000, respectively.

(b) Warranty commitments

The Company issues a one to three year warranty with the sales of its surveillance and security systems. The warranty covers labor costs only. Management believes that the amount of future costs to service items covered by warranty is not material, so no liability has been recognized for such future costs at December 31, 2005 and 2004.

(c) Retirement benefit

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the consolidated statements of income and comprehensive income as incurred. The retirement benefit expenses for 2005, 2004 and 2003 were $34,560, $30,651 and $36,923, respectively and are included in general and administrative expenses.

(d) Research and Development Commitment

The Company has established a strategic partnership with Beijing University under which the Company will provide funds to Beijing University for the research and development of video surveillance and security products. Under the agreement, the Company has agreed to provide Beijing University a maximum amount of RMB 2,000,000. Management anticipates that the RMB 2,000,000 will be provided during 2006 and 2007.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars
16.	SUBSEQUENT EVENTS

(a) Execution and closing of a stock purchase agreement

On April 4, 2006, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Investors”) for the sale of 2,666,667 shares (the “Shares”) of the Company’s common stock at a price of $3.00 per share, or an aggregate total of $8,000,000. Closing under the Agreement also occurred on April 4, 2006.

Following the closing, the Company has a total of 24,524,667 shares issued and outstanding. In conjunction with the closing of the transaction, the Company also issued a total of 416,667 warrants (the “Warrants”) to purchase shares of common stock. A total of 150,000 of the warrants are exercisable at a price of $3.80 per share, which was the closing bid price for the Company’s stock as of the date of closing under the Agreement, and a total of 266,667 warrants which are exercisable at a price of $3.00 per share. All of the warrants have a term of 5 years.

In conjunction with execution of the Agreement, the Company also executed a Registration Rights Agreement under which it is obligated, within 45 days after the closing date, to file a registration statement on Form F-1, or other available form, to register the Shares and the shares underlying the Warrants for resale. The Company is obligated to use its best efforts to cause the registration statement to be declared effective within 180 of the Closing Date, and may be liable for payment of penalties to the Investors in the event the registration statement is not declared effective within the 180-day period.

(b) Common stock issued for consulting services

The Company entered into a consulting service agreement on February 8, 2006. Pursuant to the agreement, the Company issued 100,000 shares of its common stock to the consultant on March 1, 2006 in exchange for consulting services valued at $350,000, which are to be provided by the Consultant from February 8, 2006 to October 31, 2006.

(c) Statutory surplus reserve fund

As stipulated by the relevant laws and regulations for foreign investment enterprises in the PRC, the PRC subsidiary of the Company is required to maintain three statutory reserves, being a statutory surplus reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund which are non-distributable. Appropriations to such reserves are made out of net profit after taxation of the statutory financial statements of the PRC subsidiary while the amount and allocation basis are decided by its board of directors annually. The statutory surplus reserve fund can be used to make up its prior year losses, if any, and can be applied in conversion into capital by means of capitalization issue.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005, 2004 AND 2003
Expressed in US dollars

16.	SUBSEQUENT EVENTS (CONTINUED)

(c) Statutory surplus reserve fund (continued)

The enterprise expansion fund is used for expanding the capital base of the Company by means of capitalization issue. On May 25, 2006, the board of directors approved to provide 10% of 2005 net profit after taxation as disclosed in the statutory audited financial statements of the PRC subsidiary to the enterprise expansion fund.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS.

1.1
Restated Memorandum of Association of Apex Wealth Enterprises Limited (herein incorporated by reference from the Company’s report on Form F-1 filed with the Securities and Exchange Commission on October 29, 2003).

1.2
Articles of Association of Apex Wealth Enterprises Limited (herein incorporated by reference from the Company’s report on Form F-1 filed with the Securities and Exchange Commission on October 29, 2003).

4.1
Share Exchange Agreement, dated as of July 22, 2005, between the Company and China Safetech Holdings Limited (herein incorporated by reference from the Company’s report on Form 6-k filed with the Securities and Exchange Commission on July 22, 2005.)

4.2
Share Purchase Agreement, dated as of July 22, 2005, by and among the Company, Whitehorse Technology Limited and First Asia International Holdings Limited (herein incorporated by reference from the Company’s report on Form 6-k filed with the Securities and Exchange Commission on July 22, 2005).

4.3
Stock Transfer Agreement, dated as of October 25, 2005, by and among the Company, Golden Group Corporation (Shenzhen) Limited, Shenzhen Yuan Da Wei Shi Technology Limited and its stockholders Jianguo Jiang and Jing Li.

4.4
Amendment No. 1 to the Equity Transfer Agreement, dated as of April 28, 2006, by and among the Company, Golden Group Corporation (Shenzhen) Limited, Shenzhen Yuan Da Wei Shi Technology Limited and its stockholders Jianguo Jiang and Jing Li.

4.5
Amendment No. 2 to the Equity Transfer Agreement, dated as of May 25, 2006, by and among the Company, Golden Group Corporation (Shenzhen) Limited, Shenzhen Yuan Da Wei Shi Technology Limited and its stockholders Jianguo Jiang and Jing Li.

4.6
Securities Purchase Agreement, dated as of April 4, 2006, with certain investors for the sale of 2,666,667 shares of our common stock (herein incorporated by reference from the Company’s report on Form 6-k filed with the Securities and Exchange Commission on April 5, 2006).

4.7
Registration Rights Agreement, dated as of April 4, 2006, with certain investors with respect to resale registration of 2,666,667 shares of our common stock (herein incorporated by reference from the Company’s report on Form 6-k filed with the Securities and Exchange Commission on April 5, 2006).

4.8	Lease Agreement, dated as of April 18, 2006, by and between the Company and Shenzhen Huiye Technology Co. Ltd.

1

4.9	Cooperation Agreement, dated as of February 17, 2006, by and between Golden Group Corporation (Shenzhen) Limited and Graduate School (Shenzhen) of Beijing University.

4.10	Consulting Agreement, dated as of February 8, 2006, by and between the Company and Terence Yap.

6.1	A statement explaining in reasonable detail how earnings per share information was calculated, unless the computation is clear from material contained in the registration statement or report.

Calculation of weighted average number of share for 2005:

	No. of shares	No. of days	Weighted average number of shares
Balance as at Jan 1, 2005	17,000,000	365	17,000,000
Issuance on August 5, 2005	1,420,000	148	575,781
Issuance on September 12, 2005	3,138,000	110	945,698
Balance on December 31, 2005	21,558,000		18,521,479

8.1	Subsidiary List of China Security and Surveillance Technology, Inc.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY INC.

By: /s/ Guoshen Tu

Chief Executive Officer and Chairman

By: /s/ Jinxu Wu

Chief Financial Officer

Date: June 14, 2006

3