Form 20-F
period 2005-12-31
CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
filed 2006-06-28
CIK 1260625

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

   OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

24,524,667 shares of Common Stock, US $0.01 par value

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
☒ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	46

ITEM 17.	FINANCIAL STATEMENTS.	47

ITEM 19.	EXHIBITS.	73

USE OF CERTAIN TERMS

In this annual report, all references to (i) “we,” “”us,” “our,” “the Company” or “CSST” are to China Security & Surveillance Technology Inc., a British Virgin Islands corporation and, unless the context requires otherwise, its subsidiaries; (ii) “Safetech” are to China Safetech Holdings Limited, a British Virgin Island corporation; (iii) “Golden” are to Golden Group Corporation (Shenzhen) Limited, a corporation incorporated in the People’s Republic of China; (iv) “BVI” are to British Virgin Islands and (v) “PRC” and “China” are to People’s Republic of China. All currency in this annual report is in United States Dollars (“$” or “Dollars”), unless otherwise indicated. References to “Renminbi” or “RMB” mean Yuan Renminbi of China.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

On March 27, 2006, the Company announced that it had changed its fiscal year end from May 31 to December 31, consistent with the fiscal year end employed by Safetech and Golden prior to its reverse acquisition of Safetech in September 2005 (the “Reverse Acquisition”). Selected financial data for the Company for the twelve month periods ended December 31, 2003 and 2004 below, is derived from the audited financial statements of Golden, while the selected financial data for the twelve-month period ended December 31, 2005, below, is derived from the audited financial statements of the Company on a consolidated basis. Selected financial data for the Company for the twelve month periods ended December 31, 2001, and 2002, below, is derived from unaudited financial statements of Golden.

All currency referenced in this report refers to United States dollars unless otherwise indicated.

	2001	2002	2003	2004	2005

Revenues	$4,045,098	$10,330,847	$11,794,869	$16,055,704	$32,688,582

Income from operations	$302,445	$2,234,128	$3,262,057	$6,130,779	$7,478,842

Net Income	$257,078	$1,899,009	$2,752,123	$5,724,026	$7,265,957

Net Income from Operations Per Share	$0.018	$0.13	$0.19	$0.36	$0.40

Total Assets	$10,687,966	$13,581,661	$16,976,999	$22,008,920	$29,116,672

Total Current Liabilities	$1,766,061	$4,126,166	$5,900,469	$5,208,364	$4,504,926

Net Assets	$8,921,905	$9,455,495	$11,076,530	$16,800,556	$24,611,746

Weighted average shares	17,000,000	17,000,000	17,000,000	17,000,000	18,521,479

Total Equity	$8,592,637	$8,849,715	$11,076,530	$16,800,556	$24,611,746

Capital Stock (excluding long term debt and redeemable preferred stock)	$170,000	$170,000	$170,000	$170,000	$215,580

Number of Shares	170,000,000	17,000,000	17,000,000	17,000,000	21,558,000

Dividends per Share	0	0	0	0	0

Basic & Diluted Net Income per Share	$0.015	$0.11	$0.16	$0.34	$0.39

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

The noon buying rates in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 to RMB 7.9995, on June 16, 2006. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon buying rate
	RMB per US$
	High	Low
November 2005	8.0877	8.0796
December 2005	8.0808	8.0702
January 2006	8.0702	8.0596
February 2006	8.0616	8.0415
March 2006	8.0505	8.0167
April 2006	8.0248	8.0040
May 2006	8.0300	8.0005

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars for each of 2001, 2002, 2003, 2004 and 2005 (calculated by averaging the noon buying rates on the last day of each month of the periods shown):

	Period-end noon buying rate	Average noon buying rate
	RMB per US$	RMB per US$
2001	8.2766	8.2772
2002	8.2800	8.2772
2003	8.2767	8.2771
2004	8.2765	8.2768
2005	8.0702	8.1826

B. Capitalization and Indebtedness

Not applicable.

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

Most of our revenues derive from the installation of security and surveillance systems which are generally non-recurring. Our customers are mainly government entities, non-profit organizations and commercial entities (including airports, customs agencies, hotels, real estate, banks, mines, railways, supermarkets, and entertainment enterprises). We manufacture and install security systems for these customers and generate revenues from the sale of these systems to our customers and, to a lesser extent, from maintenance of these systems for our customers. After we have manufactured and installed a system at any particular customer site, we have generated the majority of revenues from that particular client. We would not expect to generate significant revenues from any existing client in future years unless that client has several possible installation sites. Therefore, in order to maintain a level of revenues each year that is at or in excess of the level of revenues we generated in prior years, we must identify and be retained by new clients. If our business development, marketing and sales techniques do not result in an equal or greater number of projects of at least comparable size and value for us in a given year compared to the prior year, then we may be unable to grow our revenues and earnings from current levels or we may have lower levels of revenues and earnings in the future.

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

Both the Company and Safetech are BVI companies, while Golden is a PRC company. All of the Company’s officers and directors reside outside of the United States. All or substantially all of its assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce against it or these persons the United States federal securities laws, or to enforce judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States, including the Securities Act of 1933 (the “Securities Act”) and the Exchange Act.

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

In recent years, the Chinese economy has experienced periods of rapid expansion and high fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

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

As a foreign private issuer, the rules and regulations under the Exchange Act provide the Company with certain exemptions from the reporting obligations of U.S. issuers. The Company is exempt from the rules prescribing the furnishing and content of proxy statements, and its officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions. Also, the Company is not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies. The result is that the Company will be less transparent than a U.S. issuer.

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

Golden’s customers are mainly government entities, non-profit organizations and commercial entities. Golden’s marketing network divides China into nine geographic regions. Golden has 33 branch offices. Golden derives most of its revenues from the installation of security and surveillance systems as well as the sales of products including embedded digital video recorders, PC digital video recorders, mobile digital video recorders, digital cameras and auxiliary apparatus.

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

Our Industry

The Chinese surveillance and security industry was established at the beginning of the 1980s and the surveillance and security products were used primarily by government agencies, financials institutions, transportation and mega-size companies. Since then, the industry has experienced significant growth and is growing at an annual rate of approximately 40%, according to the China Public Security Guide published by the Chinese Security and Protection Association, which also predicts that the industry will grow by 20-30% annually in the near future and the Chinese market for security and surveillance products and services will reach RMB 1 trillion by 2020.

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

Our Strategy

Our primary business strategy is to achieve annual growth in revenue by building our brand and reputation. We intend to focus significant efforts on promoting our brand and improving our brand recognition.

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

System Design

Upon winning a project, we provide the final project design for approval. System design is generally conducted through the joint efforts of our R&D personnel, sales department, project service department and quality control department.

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

As discussed in more detail in Item 7, we plan to acquire Shenzhen Golden Guangdian Technology Co. Ltd. (“Shenzhen Guangdian”) in or about October 2006. Our Chief Executive Officer, Mr. Tu, has verbally agreed to contribute his 60% equity interest in Shenzhen Guangdian to the Company without consideration. Shenzhen Guangdian is a manufacturer and distributor of security and surveillance system products. The addition of Shenzhen Guangdian will significantly improve the manufacturing capacity and sales of the above products.

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

Seasonality

Our sales are affected by seasonality. Our revenue is usually higher in the second half of the year than in the first half of the year because fewer projects are undertaken during and around the Chinese spring festival.

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

Our revenues are not concentrated in any one customer or group of customers because a large portion of our sales revenue derives from the installation of projects. After we have manufactured and installed a system at any particular customer site, we have generated the majority of revenues from that particular client. We would not expect to generate significant revenues from any existing client in future years unless that client has several possible installation sites. In addition, we have 33 branch offices all over China and we do not rely on customers located in one particular geographic area. As a result, in order to maintain a level of revenues each year that is at or in excess of the level of revenues we generated in prior years, we must identify and be retained by new clients. If our business development, marketing and sales techniques do not result in an equal or greater number of projects of at least comparable size and value for us in a given year compared to the prior year, then we may be unable to grow our revenues and earnings from current levels or we may have lower levels of revenues and earnings in the future.

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

Organizational Structure

The Company, a BVI company, owns all of the issued and outstanding shares of Safetech, a BVI company. Safetech owns all of the issued and outstanding shares of Golden, a corporation incorporated in the People’s Republic of China. Golden is the sole operating subsidiary of the Company.

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

Our revenues are not concentrated in any one customer or group of customers because a large portion of our sales revenue derives from the installation of projects. After we have manufactured and installed a system at any particular customer site, we have generated the majority of revenues from that particular client. We would not expect to generate significant revenues from any existing client in future years unless that client has several possible installation sites. In addition, we have 33 branch offices all over China and we do not rely on customers located in particular geographic areas. As a result, in order to maintain a level of revenues each year that is at or in excess of the level of revenues we generated in prior years, we must identify and be retained by new clients. If our business development, marketing and sales techniques do not result in an equal or greater number of projects of at least comparable size and value for us in a given year compared to the prior year, then we may be unable to grow our revenues and earnings from current levels or we may have lower levels of revenues and earnings in the future.

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

Fiscal Year Ended December 31, 2004 and 2003

The following table summarizes the results of the Company’s operations during the fiscal years ended December 31, 2004 and 2003 and provides information regarding the dollar and percentage increase or (decrease) from the 2003 fiscal period to the 2004 fiscal period:

All amounts, other than percentages, in millions of U.S. dollars

	Year Ended December 31,
Item	2004	2003	Increase (Decrease)	% Increase (% Decrease)
Revenue	16.06	11.79	4.27	36.22%
Cost of Goods Sold	8.80	7.58	1.22	16.09%
Gross Profit	7.26	4.21	3.05	72.45%
Operating Expenses	1.14	0.95	0.19	20.00%
Other Income (expense)	0.47	0.007	0.463	6614.28%
Provision for Taxes	0.87	0.52	0.35	67.31%
Net income	5.72	2.75	2.97	108.00%

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

General and administrative expenses were $0.51 million for the year ended December 31, 2004 as compared to $0.32 million for the year ended December 31, 2003. Such increase was mainly attributable to the increase in daily office expenses that resulted from the expansion of our business.

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

Accordingly, the portion of the contract price which is not payable until the installation service is completed is deferred until the completion of the installation service and the balance of the contract price is recognized as revenue upon delivery and acceptance of the security and surveillance equipment by the customers.

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

Jianguo Jiang. Mr. Jiang has served as our Chief Operating Officer since April 2006 and as a director since February 2006.  From 2003 to 2005, Mr. Jiang has served as the president in Shenzhen Yuan Da Wei Shi Technology Limited where he was responsible for strategic decision-making and market expansion. From 1999 to 2003, Mr. Jiang worked for Shenzhen Shi Xun Tong Electronics Ltd. as a general manager where he was responsible for supervising daily operations and marketing activities.

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

Lingfeng Xiong.  Mr. Xiong has been our Vice President, Secretary and a director since September 2005.  He has served as the Vice President of Golden since 2001 and supervises its human resources and public relationships.  He served in various government positions before joining Golden, including the vice mayor of Taihe county of Jiangxi Province. Mr. Xiong is a senior engineer and has a bachelor degree in engineering.

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

Terence Yap. Mr. Yap has served as our Vice President since May 2006 and as a director since March 2006. Since 2002, Mr. Yap has served as the President, CEO and as a director of Digital Network Alliance International, Inc., a Delaware company, which is engaged in the business of providing satellite Internet connections to customers in the Asia Pacific region. Digital Network Alliance International, Inc., is a reporting company with the U.S. Securities and Exchange Commission. From 2000 to 2002, he was the Director of Business Development for Skyhub Asia Co., Ltd., where he was responsible for the development of partnerships and alliances with various partners in Hong Kong and within the Asia Pacific region.  Skyhub Asia’s main line of business was the provision of satellite services within the Asia Pacific region.  Mr. Yap has an MBA from the Chinese University of Hong Kong. Mr. Yap spends approximately 60% of his time on our affairs and approximately 40% of his time on his other business obligations.

Yan Lam.  Ms. Lam has served as a director since September 2005.  She has extensive accounting and financial experiences. Ms. Lam has been with First Asia Financial Group since 2005 where she assists the President in international business development and investor relations. From 2004 to 2005, she worked as an analyst at New Investment Ltd. where she prepared comprehensive investment proposals for key decision makers and assisted in making decisions.  During 2003, Ms. Lam served as an assistant auditor at Myis Consulting LLP where she assisted in providing consulting services and implementing auditing programs for large Japanese clients. She received degrees in financing and accounting from Indiana University at Bloomington in 2002.

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

 As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees.  Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments.  We are required to contribute to the plan at the rate of 23% of the average monthly salary.  As of the date of this report, we have complied with the regulation and have paid the state pension plan as required by the law.

In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We have purchased social insurance for part of our employees. For those whom we have not purchased social insurance, the premium has been added into their salary so that they can purchase social insurance in their individual capacity at the location of their recorded residences.

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

The Company entered into a consulting service agreement with Terence Yap on February 8, 2006, which was amended June 27, 2006. Pursuant to the agreement, as amended, the Company issued 100,000 shares of its common stock to Terence Yap on March 1, 2006 in exchange for consulting services valued at $350,000, which are to be provided to the Company from February 8, 2006 to February 7, 2009.

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

In conjunction with execution of this Securities Purchase Agreement, we also executed a Registration Rights Agreement under which we are obligated, within 45 days after the closing date to file a registration statement on Form F-1, or other available form, to register the shares issued to Brean Murray Carret & Co. as well as the shares underlying the warrants issued in connection therewith for resale.  Brean Murray Carret & Co. will be entitled to recovery of monetary damages, as well as specific performance if the Company fails to file the Registration Statement or fails to file it on a timely basis.  We are obligated to use our best efforts to cause the registration statement to be declared effective within 180 days of the closing date, and may be liable for payment of penalties to the Investors in the event the registration statement is not declared effective within the 180-day period.

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

The Company entered into a consulting service agreement with Terence Yap on February 8, 2006, which was later amended on June 27, 2006. Pursuant to the agreement, as amended, the Company issued 100,000 shares of its common stock to Terence Yap on March 1, 2006 in exchange for consulting services valued at $350,000, which are to be provided to the Company from February 8, 2006 to February 7, 2009.

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

The Company also received advances from Mr. Tu during the 2005 and 2004 fiscal year which were non-interest bearing and repayable upon demand. The balance due to Mr. Tu as of December 31, 2005 and 2004 was $69,646 and $13,946, respectively. Such balances will be paid in full before June 30, 2006.

C. Interests of Experts and Counsel

 Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements attached to this report were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the Company, which were prepared in accordance with the relevant accounting principles and financial reporting regulations as established by the Ministry of Finance of the China. Certain accounting principles stipulated under U.S. GAAP are not applicable in China.

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

ITEM 9. THE OFFER AND LISTING

A. Listing Details

The Company’s capitalization consists of 100,000,000 shares of $0.01 par value common stock of which 24,524,667 shares are issued and outstanding as of June 23, 2006.

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

	Price (US $)
	High	Low

Annual Information
2001	N/A	N/A
2002	N/A	N/A
2003	N/A	N/A
2004	N/A	N/A
2005	4.50	0.05

Quarterly Information
1st quarter 2004	N/A	N/A
2nd quarter 2004	N/A	N/A
3rd quarter 2004	N/A	N/A
4th quarter 2004	N/A	N/A
1st quarter 2005	N/A	N/A
2nd quarter 2005 (from June 23, 2005)	0.25	0.05
3rd quarter 2005	4.50	0.05
4th quarter 2005	3.00	1.85

Monthly Information
December 2005	3.00	2.25
January 2006	N/A	N/A
February 2006	4.40	3.50
March 2006	4.20	3.50
April 2006	7.25	3.60
May 2006	8.10	6.10

The number of holders of record for our common stock as of June 23, 2006 was 35. This number excludes the 4,130,550 shares of our common stock owned by individual stockholders holding stock under nominee security position listings.

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

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Listing Details.”

D. Selling Stockholder

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Organization

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

C. Material Contracts

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

Prior to closing under the Securities Purchase Agreement, the Company had a total of 21,858,000 shares of common stock issued and outstanding.   Following closing, the Company had a total of 24,524,667 shares issued and outstanding.   In conjunction with the closing of the transaction, the Company also issued a warrant to purchase 416,667 shares of common stock to Brean Murray Carret & Co. as compensation for their financial services.   A total of 150,000 of the warrants are exercisable at a price of $3.80 per share, which is the closing bid price for the Company’s stock as of the date of closing under the Agreement, and a total of 266,667 of the warrants are exercisable at a price of $3.00 per share.  All of the warrants have a term of 5 years.

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

On February 17, 2006, the Company entered into a cooperation agreement with Graduate School (Shenzhen) of Beijing University (“GSBU”) to conduct research in the field of video surveillance. GSBU agreed to provide office and laboratory facilities, and to conduct research. The Company agreed to furnish the necessary equipment in addition to providing approximately $250,000 (RMB 2 million) in total Shenzhen.

The Company entered into a consulting service agreement with Terence Yap on February 8, 2006, which was later amended on June 27, 2006. Pursuant to the agreement, as amended, the Company issued 100,000 shares of its common stock to Terence Yap on March 1, 2006 in exchange for consulting services valued at $350,000, which are to be provided to the Company from February 8, 2006 to February 7, 2009.

D. Exchange Controls

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

E. Taxation

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The U.S. Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore incorporate by reference in Item 19 of this annual report certain exhibits, which we filed with the SEC before. You may read and copy this annual report, including the exhibit(s) incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibit(s) incorporated by reference in this annual report, upon payment of a duplicating fee, by writing for information on the operation of the SEC’s Public Reference Room.

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company deposits surplus funds with Chinese banks earning daily interest. The Company does not invest in any instruments for trading purposes. The Company’s operations are not sensitive to fluctuations in exchange rates and do not have any long-term debt instruments. The trade accounts due and trade accounts payable for the Company approximate fair value.

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

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.  CONTROLS AND PROCEDURES.

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

  During the year ended December 31, 2005 there have not been any changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

We do not currently have a standing audit committee. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by this committee. The Company intends to establish an audit committee as soon as is practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

ITEM 16B. CODE OF ETHICS.

On June 9, 2006, our Board of Directors adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.  The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed herein as Exhibit 11.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

A. Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $50,000 for the fiscal year ended December 31, 2004 and $130,000 for the fiscal year ended December 31, 2005.

B. Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were $0 for the fiscal year ended December 31, 2004 and $0 for the fiscal year ended December 31, 2005.

C. Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $0 for the fiscal year ended December 31, 2004 and $0 for the fiscal year ended December 31, 2005.

D. All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item, were $0 for the fiscal year ended December 31, 2004 and $0 for the fiscal year ended December 31, 2005.

E. Audit Committee Pre-Approval Policies and Procedures

To ensure continuing auditor objectivity and to safeguard the independence of our auditors, our board of the directors acting as our auditor committee has determined a framework for the type and authorization of non-audit services which our auditors may provide. The board of the directors has adopted policies for the pre-approval of specific services that may be provided by our auditors. The dual objectives of these policies are to ensure that we benefit in a cost effective manner from the cumulative knowledge and experience of our auditors, while also ensuring that the auditors maintain the necessary degree of independence and objectivity.

Our board of the directors approved the engagement of GHP Horwath, P.C. to render audit and non-audit services before they were engaged by us.

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
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
AND SUBSIDIARIES

CONTENTS

Pages

Reports of Independent Registered Public Accounting Firms	49 - 50

Consolidated Balance Sheets as of December 31, 2005 and 2004	51

Consolidated Statements of Income and Comprehensive Income for the
years ended December 31, 2005, 2004 and 2003	52

Consolidated Statements of Changes in Shareholders’ Equity for the
years ended December 31, 2005, 2004 and 2003	53

Consolidated Statements of Cash Flow for the years ended December 31,
2005, 2004 and 2003	54 - 55

Notes to Consolidated Financial Statements as of December 31, 2005,
2004 and 2003	56 - 72

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

Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah
September 1, 2005

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
Expressed in US dollars

ASSETS
	December 31, 2005	December 31, 2004

CURRENT ASSETS
Cash and cash equivalents	$2,276,915	$33,298
Accounts receivable, net	11,642,823	4,306,774
Related party receivables	3,783,198	-
Inventories, net	5,311,293	6,012,019
Advances to suppliers	1,492,512	3,272,371
Other receivables	415,455	78,513
Deferred tax assets - current portion	129,712	-
Total current assets	25,051,908	13,702,975

Plant and equipment, net	1,951,566	2,006,318
Land use rights, net	1,142,182	1,140,797
Intangible assets	511,127	-
Related parties receivables	-	4,152,024

Due from directors	-	1,006,806
Deferred tax assets - non-current portion	459,889
TOTAL ASSETS	$29,116,672	$22,008,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accruals	$1,839,609	$4,779,187
Taxes payable	1,115,356	415,231
Payable for acquisition of business	592,846	-
Deferred income	887,469	-
Due to director	69,646	13,946
Total liabilities (all current)	4,504,926	5,208,364

SHAREHOLDERS’ EQUITY
Common stock, $0.01 par value; 100,000,000 shares authorized 21,558,000 (2005) and 17,000,000 (2004) shares issued and outstanding	215,580	170,000
Additional paid-in capital	4,494,565	4,540,145
Retained earnings	18,552,610	12,090,411
Reserve	803,758	-
Accumulated other comprehensive income	545,233	-
Total shareholders’ equity	24,611,746	16,800,556
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,116,672	$22,008,920

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS.

1.1
Memorandum of Association of the company (herein incorporated by reference from the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission on September 18, 2003)

1.2	Articles of Association of the company (herein incorporated by reference from the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission on September 18, 2003)

4.1
Share Exchange Agreement, dated as of July 22, 2005, between the Company and China Safetech Holdings Limited (herein incorporated by reference from the Company’s report on Form 6-k filed with the Securities and Exchange Commission on July 22, 2005)

4.2
Share Purchase Agreement, dated as of July 22, 2005, by and among the Company, Whitehorse Technology Limited and First Asia International Holdings Limited (herein incorporated by reference from the Company’s report on Form 6-k filed with the Securities and Exchange Commission on July 22, 2005)

4.3
Stock Transfer Agreement, dated as of October 25, 2005, by and among the Company, Golden Group Corporation (Shenzhen) Limited, Shenzhen Yuan Da Wei Shi Technology Limited and its stockholders Jianguo Jiang and Jing Li. (herein incorporated by reference from the Company’s report on Form 20-F filed with the Securities and Exchange Commission on June 14, 2006.)

4.4
Amendment No. 1 to the Equity Transfer Agreement, dated as of April 28, 2006, by and among the Company, Golden Group Corporation (Shenzhen) Limited, Shenzhen Yuan Da Wei Shi Technology Limited and its stockholders Jianguo Jiang and Jing Li. (herein incorporated by reference from the Company’s report on Form 20-F filed with the Securities and Exchange Commission on June 14, 2006.)

4.5
Amendment No. 2 to the Equity Transfer Agreement, dated as of May 25, 2006, by and among the Company, Golden Group Corporation (Shenzhen) Limited, Shenzhen Yuan Da Wei Shi Technology Limited and its stockholders Jianguo Jiang and Jing Li. (herein incorporated by reference from the Company’s report on Form 20-F filed with the Securities and Exchange Commission on June 14, 2006.)

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

4.8
Lease Agreement, dated as of April 18, 2006, by and between the Company and Shenzhen Huiye Technology Co. Ltd. (herein incorporated by reference from the Company’s report on Form 20-F filed with the Securities and Exchange Commission on June 14, 2006.)

4.9
Cooperation Agreement, dated as of February 17, 2006, by and between Golden Group Corporation (Shenzhen) Limited and Graduate School (Shenzhen) of Beijing University. (herein incorporated by reference from the Company’s report on Form 20-F filed with the Securities and Exchange Commission on June 14, 2006.)

4.11	Amendment No. 1 to Consulting Agreement, dated as of June 27, 2006, by and between the Company and Terence Yap.

6.1	A statement explaining in reasonable detail how earnings per share information was calculated, unless the computation is clear from material contained in the registration statement or report.

Calculation of weighted average number of share for 2005:

	No. of shares	No. of days	Weighted average number of shares
Balance as at Jan 1, 2005	17,000,000	365	17,000,000
Issuance on August 5, 2005	1,420,000	148	575,781
Issuance on September 12, 2005	3,138,000	110	945,698
Balance on December 31, 2005	21,558,000		18,521,479

8.1	Subsidiary List of China Security and Surveillance Technology, Inc.

11.	Code of Ethics

12.1.	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2.	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY INC.

By:	/s/ Guoshen Tu
Chief Executive Officer and Chairman

By:	/s/ Jinxu Wu
Chief Financial Officer

Date: June 28, 2006